

P.E.
12-31-04
RECD S.E.C.
AUG 9 2005
1086
ARS
05063281
PROCESSED
AUG 1 2 2005
THOMSON
FINANCIAL

One Focus

John H. Harland Company _ 2004 Annual Report

The Harland Purpose Statement

MISSION – Harland's Mission is to produce superior returns for our shareholders by being the leading provider of products and services to chosen segments of the financial and educational markets.

FOUR PILLARS – Customer Focus, Competitive Advantage, Best People and Innovation – support our Mission and guide decision making throughout the company.

FOUR CORE VALUES – Respect, Leadership, Focus and Persistence – form the foundation of the Harland Purpose Statement and illustrate how we conduct our business.

Harland has one focus: to produce superior returns for our shareholders. We did that in 2004 by outperforming the S&P 500 by 23%.



TIMOTHY C. TUFF
Chairman, President and Chief Executive Officer

MEETING OUR MISSION By producing superior returns for our shareholders, as measured by our performance compared to the S&P 500, we are able to attract capital that can be used for developing new products and services, investing in technology and acquiring companies, all of which help us improve the value we offer our customers. Over the past five years, we have outperformed the S&P 500 by almost 125%.

To Our Shareholders:

Our mission as a public company is to produce superior returns for our shareholders. We measure our progress in this regard by comparing our performance to that of the S&P 500, and in 2004, we once again outperformed the S&P 500 – the third time in the past four years that we have done so.

Harland continues to transition from a printing organization to a leading-edge technology company. Producing superior returns for our shareholders facilitates this transition by enabling us to attract capital that we can use for acquisitions, new product development and investments in technology.

Our Pillars and Core Values support our Mission. Together they form the Harland Purpose Statement given at the beginning of this report. By focusing on our four Pillars, and acting in accordance with our Core Values, we will continue to meet our Mission. Using the Harland Purpose Statement as a guide, we achieved a number of significant successes in 2004:

WE TURNED AROUND OUR PRINTED PRODUCTS BUSINESS
Printed Products began growing on a year-over-year basis in late 2004, and we expect that growth to continue in 2005. We have won new business and our state-of-the-art production facilities are hitting record levels of productivity.

NEW PRODUCTS AND SERVICES WERE BROUGHT TO MARKET
We operate in the financial and educational markets, and introduced new products and services for these channels of distribution in 2004, including HarlandImpact℠, INTERLINQ® E3 and Achievement Series℠. Though in the market for only a short time, these new products are being well received and, we believe, are helping us differentiate ourselves from the competition.

IMPROVED OPERATIONAL EFFICIENCIES
Printed Products consolidated five production facilities in 2004. Software and Services, which has made eight acquisitions since 2000, is operating on a more integrated basis. Scantron performed better in 2004, attributable to a reduction in headcount and elimination of expenses in 2003. There is always room for improvement but, as these actions demonstrate, we are committed to operating as efficiently as possible.

Harland Compared to the S&P 500 – Five-Year Total Return



NOTE: The line graph reflects the cumulative, five-year shareholder return on the investment of $100 (assuming the reinvestment of dividends) on December 31, 1999 in the company's common stock compared to such return on the S&P 500 index.

FINANCIAL OVERVIEW

Consolidated sales in 2004 were $798.5 million, a 1.5% increase from 2003 consolidated sales of $786.7 million. Consolidated net income for 2004 was $55.1 million, a decrease of 1.5% from 2003 net income of $56.0 million. Diluted earnings per share for 2004 were $1.96, down from $1.97 in 2003, due to a higher effective tax rate, which more than offset a 1.3% increase in pre-tax income.

Results for 2004 included a pre-tax impairment charge of $7.9 million, equivalent to $0.17 per share. This charge was related to the development of new customer care systems for our Printed Products segment (we determined that upgrading certain existing systems would be more economical than continued development of portions of the new systems) and pre-tax charges of $5.8 million, equivalent to $0.13 per share, related to the reorganization of Printed Products. Results for 2003 included charges of $6.9 million, equivalent to $0.15 per share, related to the reorganization of Printed Products, and pre-tax gains on the sale of certain investments of $3.0 million, equivalent to $0.11 per share.

We have long stated that we are committed to strengthening shareholder value by leveraging our strong cash flow to support internal development, acquisitions, share repurchase, dividends and improving our balance sheet.

Since 1998, we have made 12 acquisitions, which have strengthened our position in a number of key areas, most notably in software for financial institutions. The three acquisitions we made in 2004 are described in the Software and Services segment of this report. Our internal development efforts are also described in their respective sections.

We believe Harland is a good investment and continue to execute on that belief through share repurchase. We repurchased 1.4 million shares in 2004 at an aggregate cost of $45.3 million. Over the past six years we have repurchased 7.8 million shares at an aggregate cost of $178.7 million. Share repurchase will continue to be one of the options we consider to create shareholder value.

In 2004, we increased our quarterly dividend 25% to $0.125 per share, the second year in a row that we have done so.

Earnings Per Share



THE YEAR AHEAD

By many measures, 2004 was a good year for Harland and for our shareholders. But, as the saying goes, that was then; this is now.

We will continue to focus on producing superior returns for our shareholders and to measure our performance against the S&P 500. We believe achieving the following are critical if Harland is to continue outperforming the index:

- Build on our core areas of expertise: payment transactions, compliance, business intelligence, and testing and assessment. We have strengthened our position in all four areas in recent years.

- Increase organic growth. We have done a good job of growing through acquisition. We must now demonstrate that we can also grown from within.

- Improve operational efficiencies. We have a solid track record in this area. Further improvements are always possible, and we will pursue them across the organization.

- Increase internal development. Internal development is improving, and there is more internal development across the organization now than at any other time in our 82-year history. We now need to successfully bring new products and services to market.

You have placed great trust in us by investing in Harland. We don't take that trust lightly and will continue to focus on rewarding it.

Thank you for your confidence and for sharing our pride in the significant achievements of the past year. We are capable of meeting the new challenges and opportunities we will face in 2005, and I look forward to updating you on our progress next year.

Sincerely,

TIMOTHY C. TUFF
Chairman, President and Chief Executive Officer



One Focus At Work

We are focused on producing superior returns for our shareholders, but there are many ways to accomplish this goal. How each of our segments – Printed Products, Software and Services, and Scantron – contributed to our success in 2004 is described on the following pages.



PRINTED PRODUCTS

Printed Products' focus is on increasing the profitability of financial institutions' relationships with their customers.



HARLAND
PRINTED PRODUCTS



Focus On Business Improvement

While the overall check market continues to decline at an estimated rate of 4% - 5% per annum, Printed Products began to grow again in the fourth quarter of 2004 – registering quarterly increases in both sales and income on a year-over-year basis. This growth, which we expect to continue in 2005, supports our belief that mature markets can still contain growth opportunities.

In the case of Printed Products, these opportunities came from having a value proposition that clearly differentiates us from our competitors and from leveraging investments in technology to improve our operating efficiencies.

CREATING VALUE FOR OUR CUSTOMERS

Our value proposition focuses on increasing the profitability of financial institutions' relationships with their customers and increasing the loyalty these consumers have to their bank or credit union. We do not compete with our financial institution customers by marketing directly to the end consumer on our behalf. Instead, we market to end consumers on their behalf. This fact alone sets us apart from our major competitors.

Our integrated expertise in digital technology, business intelligence and applied marketing helps us provide unparalleled support for our customers' brands. We help these financial institutions in areas that matter to them – such as increasing fee income and net interest margin – as well as in improving efficiency and customer retention.

Our ability to work on behalf of financial institutions extends to both their consumer and small business customers through programs such as HarlandConnect℠ and HBS Advantage. Through these programs, we use our check-ordering expertise to strengthen relationships and increase the value of each order sold by cross-selling and up-selling related products.

Another example of our value proposition in action is HarlandImpact℠, which combines our Stratics behavioral models and our digital technology. HarlandImpact delivers to individual consumers personalized messages designed to cross-sell and up-sell other products from the financial institution. These targeted messages are inserted in individual checkbooks, rather than as traditional generic fliers in the check box.

This value proposition was originally developed for the community bank and credit union market. Today, financial institutions of all sizes are realizing it can lead to stronger, more profitable relationships with their customers. It was a key factor in Harland Printed Products winning a number of new accounts in 2004, including the largest in the company's history.

IMPROVING OPERATIONAL EFFICIENCIES

While new product innovation is crucial to growing Printed Products, creating shareholder value requires that we continue to focus on running the business more efficiently as well.

The reorganization of Printed Products that began in 2003 was completed in 2004 – on time and under

2004 segment sales were **$488.7 million**, a 1.9% decrease from $498.3 million in 2003.

•

Segment income for the year was **$66.0 million**, down 4.7% from $69.3 million in 2003.

•

Both sales and segment income grew on a year-over-year basis beginning in the fourth quarter of 2004.

budget. We reduced our domestic footprint from 14 to 9 production facilities and reduced certain SG&A expenses. We also completed the conversion of our business check and international operations to digital printers and expect to realize the same level of efficiencies here as we did in our imprint facilities.

Harland's check volumes began increasing in late 2004, and we expect them to increase further on a year-over-year basis in 2005. Average price per unit, however, was down 5.4% in 2004, reflecting a competitive pricing environment and the overall mix of business.

Several years ago, we outsourced customer service for Printed Products, even though it was an area in which we had traditionally excelled. It was the wrong course of action, and we rectified the situation by bringing customer service back in house and investing in training and new systems for our employees. In 2004, our two in-house customer care centers in Atlanta and Salt Lake City were named "Call Centers of Excellence" by Purdue University. This recognition reinforces the tremendous importance we place on customer satisfaction and means both locations perform in the top 10% of all call centers surveyed.

We are also expanding the capabilities of our call centers. They no longer simply take check orders and confirm order status. Today, in addition to handling traditional inbound calls, our customer service representatives increasingly are conducting outbound telemarketing to end consumers on behalf of financial institutions in an effort to increase the value of each order through up-selling and cross-selling other products and services. It is another example of our marketing expertise in action.

INTEGRATED CLIENT SOLUTIONS AND HARLAND BUSINESS SOLUTIONS

Printed Products includes two other businesses: Integrated Client Solutions and Harland Business Solutions.

Integrated Client Solutions includes our Direct Marketing, Investment Services and Analytical Services businesses, which were combined into a single business in 2004. This business decreased almost 5% in 2004, and we do not see a fundamental change in the near future. However, like our core Printed Products business, we see opportunity where others may not. We are especially proud of our analytical services capability, which enables us to identify the next product or service a consumer is most likely to purchase from their financial institution or which customers are most likely to leave their financial institution. Combining this analytical capability with our digital technology and marketing expertise can be a powerful asset for a financial institution.

Harland Business Solutions focuses on computer checks and forms and is another way we serve the small business market. Harland Business Solutions also serves specialty retailers and alternative channels. This business grew 2.5% in the year thanks to both increased volume from existing accounts and a number of new customers.

In summary, we believe we have turned around Printed Products, and we expect it to grow in 2005. Our strategy is to first achieve operating excellence in the check program, which we are able to do because of our digital technology and productivity efficiencies. We then build on that base with sophisticated analytical and marketing products and services. The combination of these capabilities enables us to help financial institutions engage, grow and retain profitable relationships with their customers.

Harland Financial Solutions is one of the fastest-growing software companies serving the financial institution market.





SOFTWARE AND SERVICES

Focus On Growth

Our Software and Services segment, which operates under the name Harland Financial Solutions, has been a stand-alone operation for only four years but is now one of the fastest-growing software companies serving the financial institution market.

Harland Financial Solutions grew its position in the market in 2004 through three acquisitions, by introducing a new mortgage solutions product and by increasing margins to levels more in line with industry standards. This progress was recognized by *American Banker,* which named Harland Financial Solutions one of the top 100 players in the financial services industry.

Another example of how our software business has evolved is our annual user conference. The 2004 conference was the largest ever, with more than 1,600 attendees and more than 70 strategic partners represented. It now rivals or exceeds many industry trade shows.

Harland Financial Solutions is comprised of two businesses: Core Systems and Retail and Lending. Both of these businesses grew in 2004 and had significant achievements.

CORE SYSTEMS

The core system of a financial institution is just that – *the* core system, the system at the center of any bank or credit union. It is considered the most important partner relationship a company can have with a financial institution because it touches every aspect of that institution's operations.

Harland provides core processing systems to community banks and credit unions on both in-house (server-based) and outsourced (service bureau) platforms. In fact, more than 1,000 financial institutions now use one of our core systems offerings to run their operations.

Our Core Systems business grew 21.7% in 2004, with the growth coming both organically and from two acquisitions. We acquired item processing and electronic document management assets from Mitek Systems, Inc. These products help financial institutions take advantage of the efficiencies offered by Check 21, the national electronic check processing legislation that took effect in late 2004. We also acquired the Phoenix System, Fair Isaac's core processing business, giving us a presence in the core system market for mid to large community banks.

Consolidation among financial institutions in 2004 resulted in fewer financial institutions changing core systems providers. However, we continued to differentiate Harland from other providers by tightly integrating many of our other products and services into our core processing solutions. For example, the ULTRADATA® System, our core processing system for credit unions, has been integrated with our CRM, lending, mortgage and Internet check





ordering products and services. We have followed the same strategy with ULTRADATA's counterpart for community banks, the Sparak® System, which has been integrated with our teller, lending, new account opening, mortgage origination, item processing and electronic document management products and services.

We believe no other company combines as many of its own products and services with its core processing systems as we do, and this integration has enabled us to expand relationships with existing customers.

RETAIL AND LENDING

Through our Retail and Lending Solutions group, we provide financial institutions with compliance and branch automation products and services. On the compliance side, we offer mortgage and lending solutions. In addition to branch automation and teller platforms, our retail offering includes customer relationship management systems.

The overall compliance market was weaker in 2004, but our Retail and Lending group grew 2.4%, and we continue to have strong market share. Much of this growth was driven by Delivery Systems, where we made our third acquisition of 2004, acquiring electronic mortgage documentation assets from Greatland™ Corporation. This acquisition contributed to the 3.6% growth in Delivery Systems for the year.

Mortgage Solutions sales were down 0.2% in the year. We introduced our new mortgage solutions product, INTERLINQ® E3, early in 2004. E3 is a Web-based loan production platform that builds on our leadership position in mortgage origination software. By year-end, E3 had been installed in more than 150 financial institutions.

Retail Solutions grew 1.7% in 2004 primarily due to sales of our branch automation solutions. As banks continue to invest in brick and mortar branches, we expect to see continued investment in this area. The market for CRM products, however, continued to be slow, and we do not see that changing substantially in 2005.

IMPROVING OPERATIONAL EFFICIENCIES

Our strategy with acquisitions – and we have made eight acquisitions in Software and Services since 2000 – has been to integrate them quickly into the organization. Being able to increasingly operate Software and Services on an integrated basis allowed us to reduce costs in 2004 and drive margins closer to industry standards.

We are pleased with the acquisitions we have made and with our ability to integrate them. Our focus in 2005 will be to increase revenue and maintain margins comparable to industry standards. This will require us to increase organic growth and further improve execution in each part of Harland Financial Solutions.

Sales of $193.8 million in 2004, an increase of 9.6% from 2003 sales of $176.8 million.

•

Segment income grew 42.9% to $25.3 million from $17.7 million in 2003.

•

Software and Services accounted for more than 24% of Harland's total 2004 revenue.

We continue to build on Scantron's universal name recognition in the education industry and to focus on using technology to enhance our products and services.



SCANTRON





Focus On Innovation

We continue to build on Scantron's universal name recognition in the education industry and to focus on using technology to enhance our products and services in each of Scantron's three businesses: Testing and Assessment, Data Collection and Scantron Service Group.

In 2004, this strategy enabled us to attract new customers in all three businesses, introduce a major new testing and assessment product and maintain or increase our high customer satisfaction levels.

TESTING AND ASSESSMENT

Our Testing and Assessment business is designed to help teachers and administrators improve the quality of education. This business grew 4.6% in 2004, with growth coming from both newer technology products and our traditional testing forms. More than 80% of all elementary and high schools in the United States use at least one Scranton product. Our goal is to become the de facto standard for testing and assessment in the K-12 market.

There continues to be an emphasis at both the state and federal levels on educational standards, and many of our testing and assessment solutions are designed to measure student performance against those standards.

2004 segment sales were **$116.6 million**,
a 3% increase from $113.2 million in 2003.

•

Segment income grew **28.1%** to **$32.8 million**,
from $25.6 million in 2003.

•

Scantron accounted for almost **15%** of Harland's total revenue.

Because educational budgets are still tight and not every school can invest in new technology, we have concentrated on developing a complete suite of testing and assessment solutions. We are now able to help schools and school districts migrate from paper and pencil to electronic and online solutions – and do so at their own pace.

We launched Achievement Series℠, a Web-based, content-neutral testing platform in 2004 and subsequently announced a number of strategic alliances with other industry leaders such as Microsoft®, Intel®, Kaplan®, SchoolNet and TetraData. We have been encouraged by Achievement Series' reception in the market and believe our strategic alliances should expand market penetration in 2005.

Performance Series℠ is another of our technology products that is improving the quality of education. Performance Series is a computer-adaptive assessment tool that helps teachers evaluate students' grade-level proficiency in a number of subjects.

DATA COLLECTION

In our Data Collection business, we are one of a select few companies that offer a complete end-to-end data collection solution. We collect information and turn it into actionable data for companies in a variety of industries.

Data Collection sales were essentially flat compared with 2003, but our new technology products comprise a larger share of those sales than in previous years. We won a number of major new contracts for survey services in 2004 with well-known companies.

SCANTRON SERVICE GROUP

Scantron Service Group provides maintenance services for scanners, computer systems and peripherals sold by Scantron, Harland Financial Solutions and other companies. Our customers benefit from having a nationwide network of technicians who provide a consistently high level of service.

It has been 10 years since Scantron Service Group became part of Harland. The group marked the occasion by posting a 5% increase in sales. We won large accounts from a number of Fortune 1000 companies. This is particularly noteworthy given that it came at a time when the overall service market was either flat or declining. Scantron Service Group's growth can be attributed to a clear focus on customer service and satisfaction.



One Harland

Focus On Competitive Advantage

Our long-term success depends on our having unique, sustainable competitive advantages. Each of our three segments has developed or strengthened competitive advantages in recent years.

In Printed Products, the coupling of our manufacturing system – the most sophisticated in the industry – and our business intelligence and marketing expertise set us apart. In Software and Services, we have rounded out our core systems offering and continue to integrate other products and services with them. In Scantron, we have a brand that is synonymous with testing and assessment in education and have strengthened that brand with new products and services.

Our three segments are working together more, and these relationships have resulted in increased sales and new products. Over the past two years, more than 160 leads generated by one segment for another have turned into concrete business worth almost $10 million. Different parts of our business have also come together to develop new products and services, one of which is a special program for de novo banks. We are showing these new financial institutions that Harland can help them with everything from checks, forms and marketing services to core processing, mortgage origination and branch automation. We believe it is a compelling solution.

Harland is one company composed of three different segments. These segments, however, are united by a common purpose and a common mission – to produce superior returns for our shareholders. In this report we have outlined just some of the ways we put that focus to work in 2004. We are now focused on building on these achievements in 2005.

ELEVEN-YEAR HIGHLIGHTS (AT DECEMBER 31)

In thousands except per share amounts

	Sales	Net Income	Shareholders' Equity	Total Assets	Return on Sales	Return on Equity	Earnings Per Share		Dividends Per Share	Price of Common Stock
							Basic	Diluted		
04	**$ 798,487**	**$ 55,115 [1]**	**$ 274,591**	**$ 573,777**	**6.9%**	**20.8%**	**$ 2.02 [1]**	**$ 1.96 [1]**	**$ 0.45**	**$ 36.10**
03	786,668	55,966 [2]	255,443	566,977	7.1%	22.9%	2.02 [2]	1.97 [2]	0.35	27.30
02	767,807	52,432 [3]	233,994	550,687	7.2%[8]	25.4%[8]	1.80 [3]	1.73 [3]	0.30	22.13
01	743,203	38,974 [4]	202,024	472,246	5.2%	20.9%	1.34 [4]	1.31 [4]	0.30	22.10
00	720,677	28,697 [5]	171,365	528,548	6.6%[8]	26.6%[8]	1.01 [5]	1.00 [5]	0.30	14.13
99	702,512	42,684	169,026	397,933	6.1%	25.8%	1.39	1.37	0.30	18.31
98	673,947	(20,647)[6]	162,314	397,501	3.4%[8]	11.6%[8]	(0.66)[6]	(0.66)[6]	0.30	15.81
97	659,954	17,296	192,826	426,186	2.6%	9.2%	0.56	0.56	0.30	21.00
96	713,819	(13,854)[7]	182,403	454,731	7.1%[8]	21.6%[8]	(0.45)[7]	(0.45)[7]	1.02	33.00
95	656,902	46,017	222,147	474,650	7.0%	21.6%	1.51	1.50	1.02	20.88
94	600,970	51,240	203,414	422,283	8.5%	26.5%	1.68	1.67	0.98	20.00

[1] Includes an asset impairment charge of $4.9 million after income taxes ($0.17 per share – diluted), a reorganization charge of $3.6 million after income taxes ($0.13 per share – diluted) and a favorable adjustment of $1.8 million after income taxes ($0.07 per share – diluted) as a result of policy change for employees' paid time off.

[2] Includes a reorganization charge of $4.1 million after income taxes ($0.15 per share – diluted) and a gain on the sale of investments of $3.1 million after income taxes ($0.11 per share – diluted).

[3] Includes in-process research and development costs totaling $3.0 million after income taxes ($0.10 per share – diluted) and a $1.1 million loss after income taxes ($0.04 per share – diluted) on debt and equity investments related to the sale of Netzee, Inc.

[4] Includes a write-down of the Company's investment in Netzee, Inc. of $6.1 million after income taxes ($0.20 per share – diluted).

[5] Includes a restructuring charge of $11.0 million after income taxes ($0.38 per share – diluted) and in-process research and development costs totaling $8.2 million after income taxes ($0.28 per share – diluted).

[6] Includes a restructuring charge of $43.7 million after income taxes ($1.41 per share).

[7] Includes a restructuring charge and in-process research and development costs totaling $64.4 million after income taxes ($2.09 per share).

[8] Excludes the impact of restructuring charges and in-process research and development costs, where applicable.

Consolidated Financial Statements

TABLE OF CONTENTS

Management's Discussion and Analysis	22
Consolidated Balance Sheets	32
Consolidated Statements of Income	34
Consolidated Statements of Cash Flows	35
Consolidated Statements of Shareholders' Equity	36
Notes to Consolidated Financial Statements	37
Management's Responsibility for Financial Statements	54
Report of Independent Registered Public Accounting Firm	54
Management's Report on Internal Control Over Financial Reporting	55
Report of Independent Registered Public Accounting Firm	56
Supplemental Financial Information	57
Directors and Management	58
Shareholder Information	IBC

John H. Harland Company (the "Company") operates its business in three segments. The Printed Products segment ("Printed Products") includes checks, direct marketing activities and analytical services marketed primarily to financial institutions. The Software and Services segment ("Software & Services") is focused on the financial institution market and includes core processing applications and services for credit unions and community banks, lending and mortgage origination applications, mortgage servicing applications, branch automation applications and customer relationship management applications. The Scantron segment ("Scantron") includes scanning equipment and software, scannable forms, survey solutions, curriculum planning software, testing and assessment tools, training and field maintenance services. Scantron sells these products and services to the education, commercial and financial institution markets.

Critical Accounting Policies

The Company has identified certain of its accounting policies as critical to its business operations and the understanding of its results of operations. These policies include revenue recognition, impairment of long-lived assets, goodwill and other intangible assets, income taxes and stock-based compensation.

The Company considers its revenue recognition policy as critical to its reported results of operations primarily in its Software & Services and Scantron segments. For software that is installed, customized and integrated by the Company, revenue is recognized on a percentage-of-completion basis as the services are performed. Estimates of efforts to complete a project are used in the percentage-of-completion calculation. Due to the uncertainties inherent in these estimates, actual results could differ from those estimates.

The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the third quarter of 2004, the Company recorded a charge of $7.9 million before income taxes related to certain portions of the Printed Products customer care infrastructure project. During the second and fourth quarters of 2004, the Company recorded a combined charge of $2.4 million before income taxes on a Printed Products facility to adjust the basis of the facility to its estimated fair value. The facility was closed pursuant to the Printed Products plant consolidation plan. In the second quarter of 2002, the Company recorded a charge of $0.3 million before income taxes for write-downs of an equity investment that was subsequently disposed of during the fourth quarter of 2002.

The Company makes estimates and assumptions regarding future cash flows in its review of the carrying values of goodwill and other intangible assets to assess recoverability. If these estimates and assumptions change in the future (which may occur due to changes in the Company's business prospects, market trends or other economic factors which would impact projected annual sales, operating profit and cash flows), the Company may be required to record impairment charges. The Company analyzes its goodwill for impairment on an annual basis. No impairment of goodwill was identified during the years ended December 31, 2004, 2003 and 2002.

The carrying value of the Company's net deferred tax assets (net of valuation allowances) assumes the Company will be able to generate sufficient future taxable income in certain tax jurisdictions. The Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense if the Company's estimates of future taxable income in those jurisdictions decrease. The Company may be required to release all or a portion of recorded valuation allowances against its deferred tax assets resulting in lower income tax expense, except for such allowances for deferred tax assets related to acquisitions, the release of which would reduce goodwill. The release of valuation allowances would result from changes in the Company's estimates of realized capital gains, utilization of state net operating loss carryforwards and utilization of acquired tax credits subject to annual limitations.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans and applies the disclosure-only provisions of the Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). No stock-based compensation cost is reflected in net income for options or purchases under the employee stock purchase plan. Pro forma disclosures of net income and earnings per share are included in the Stock-Based Compensation section of Note 1 to the Consolidated Financial Statements as if compensation cost for options granted under the Company's stock-based compensation plans and purchases under the employee stock purchase plan had been determined based on the fair value at the grant dates consistent with the provisions of SFAS 123.

Reclassifications

During 2004, the Company reclassified certain items in its consolidated income statements. The reclassifications affected the categories of Selling, General and Administrative expenses, Asset Impairment Charges and Gain on Disposal of Assets – net. The change primarily reflects the reclassification of Asset Impairment Charges and Gain on Disposal of Assets – net from Selling, General and Administrative expenses to separate line items. Financial data for all periods presented have been reclassified for comparability. The reclassifications and transfers had no impact on net income or shareholders' equity as previously reported. Certain incentive compensation costs within Selling, General and Administrative expense in 2002 were reclassified from Corporate to the Printed Products and Software & Services segments to conform to the 2004 and 2003 classifications. Certain other reclassifications have been made in the 2003 and 2002 financial statements and notes to financial statements to conform to the 2004 classifications.

Significant Events

In September 2004, the Company concluded that upgrading certain existing customer care systems in its Printed Products segment would be more economical than continued development of portions of certain new customer care systems for the segment. The decision to terminate development efforts required a non-cash pre-tax impairment charge of $7.9 million. The Company will continue with development and implementation of the remaining portions of the customer care infrastructure project for the Printed Products segment.

In September 2003, the Company announced a reorganization of its Printed Products operations including the consolidation of its domestic manufacturing operations from 14 plants to 9 plants, which was completed during the third quarter of 2004. Two of the facilities that were closed were leased. One of these facilities is under lease through late 2005 and the other is under lease through mid-2010. During the third quarter of 2004, the Company sublet the latter facility to a third party for the remaining term of the lease.

In addition to the plant consolidation, Printed Products implemented other staffing reductions beginning in the fourth quarter of 2003 which were completed during the third quarter of 2004. These actions were primarily due to excess capacity in production facilities resulting from efficiencies realized from digital printing technology and lower volumes attributable to the losses of certain large customers, including a direct check marketer, and general market volume decline. The Company believes these actions bring its production and support structures in line with its business levels. Management expects to achieve savings increasing to approximately $20 million on an annual run rate basis by the end of 2005 as a result of the reorganization.

The net pre-tax expenses associated with the plant consolidations totaled $8.1 million consisting of employee severance ($2.8 million), revision of depreciable lives and salvage values of furniture and equipment, asset impairment charge and disposal gains and losses ($2.3 million), relocation and other costs ($2.1 million) and contract termination costs related to leaseholds ($0.9 million). The net pre-tax expenses associated with other staffing reduction actions totaled $4.5 million consisting of employee severance costs.

The following table presents the net expenses by income statement caption for plant consolidation and other staffing reduction actions for the years ended December 31, 2004 and 2003 (in thousands):

	2004	2003
Plant consolidation expenses:		
Cost of products sold	$5,347	$3,950
Asset impairment charges	2,444	–
Gain on disposal of assets – net	(3,612)	–
Total	$4,179	$3,950
Other staffing reduction actions:		
Cost of products sold	$ –	$ 30
Selling, general and administrative expenses	1,644	2,871

RESULTS OF OPERATIONS 2004 VERSUS 2003

Sales

Consolidated sales for the years ended December 31, 2004 and 2003 were as follows (in thousands):

	2004		2003	
	Amount	% of Total	Amount	% of Total
Sales:				
Printed Products	$488,688	61.2%	$498,257	63.3%
Software & Services	193,843	24.3%	176,833	22.5%
Scantron	116,643	14.6%	113,236	14.4%
Eliminations	(687)	(0.1)%	(1,658)	(0.2)%
Total	$798,487	100.0%	$786,668	100.0%

Consolidated sales for the year ended December 31, 2004 were $798.5 million, compared to $786.7 million for the year ended December 31, 2003, an increase of $11.8 million, or 1.5%. Software & Services and Scantron sales increases more than offset a decrease in Printed Products sales. Sales of products, which consist of all Printed Products sales (except analytical services), software licensing sales, scanning equipment and scannable forms, hosted software applications and other products decreased $0.1 million, from $640.9 million in 2003 to $640.8 million in 2004. Sales of services, which consist of software maintenance services, field maintenance services, core processing services, analytical and consulting services and other services increased $11.9 million, or 8.1%, to $157.7 million in 2004 from $145.8 million in 2003.

Printed Products sales were $488.7 million in 2004 compared to $498.3 million in 2003, a decrease of $9.6 million, or 1.9%. Domestic imprint check printing operations, which accounted for a majority of the Printed Products sales, were unfavorably impacted by a decrease in the average price per unit of 5.4% partially offset by a volume increase of 1.8%. The decrease in the average price per unit was due primarily to incentives and price reductions resulting from contract renewals and lower pricing for a major new customer. The volume increase was primarily due to the addition of a major new customer in December 2004, the favorable impact of package size reductions as well as increased volumes in large accounts partially offset by a continued general market decline and the loss of certain customers during 2003. The Company estimates the general market volume decline in check products due to the continuing expansion of alternative payment systems is currently 4% to 5% on an annual basis. Sales of computer checks and related products increased 2.5% in 2004 from 2003 due primarily to the addition of a new retail customer in 2004 and increased sales with an existing customer in 2004. Sales for direct marketing activities decreased 4.9% in 2004 from 2003 due primarily to lower analytical services sales attributable to contracts not being renewed with certain major banks, lower direct marketing sales in several large accounts and lower investment services sales.

Software & Services sales increased $17.0 million, or 9.6%, to $193.8 million in 2004 from $176.8 million in 2003. The increase in sales was due primarily to a full year of operations for the Premier Systems, Inc. ("PSI") acquisition in 2003 and the acquisition of Phoenix System in 2004 and certain assets and operations of Greatland Corporation and Mitek Systems in 2004 (see Note 2 to the Consolidated Financial Statements). Excluding the impact of the acquisitions, Software & Services sales increased approximately $4.2 million, or 2.4%, due primarily to increases in core systems and retail solutions sales. Core systems sales increases were primarily due to increased customer installations of banking systems and increased sales for credit union service bureau services which were partially offset by decreased sales of credit union systems. Retail solutions sales increases were primarily due to higher sales of branch automation products, partially offset by lower sales of customer relationship management applications. Increased sales resulting from the release of a new mortgage loan product in 2004 were offset by decreased sales of other mortgage loan servicing and production products.

At December 31, 2004, Software & Services backlog was $108.6 million, an increase of $7.0 million from the backlog at December 31, 2003. The increase in backlog was due to acquisitions partially offset by the drawdown of backlog related to the new mortgage product and weaker bookings in credit union and banking systems over the last 12 months. Excluding the impact of acquisitions, backlog decreased 3.4% from December 31, 2003. Approximately $48.5 million or 44.7% of the backlog at December 31, 2004 is expected to be delivered over the next twelve months and $60.1 million or 55.3% is expected to be delivered beyond the next twelve months due to the long-term nature of certain service contracts.

Scantron sales were $116.6 million in 2004 compared to $113.2 million in 2003, an increase of $3.4 million, or 3.0%, due primarily to increases in sales of testing forms, software and services in the education market, survey services and field services, partially offset by decreased sales of custom data collection forms and imaging solutions. Sales of custom data collection forms were lower for commercial market applications and non-testing applications in the education market due to a continuing trend in data collection methods moving away from optical mark reading to imaging and direct input technologies. Scantron backlog at December 31, 2004 was $18.0 million, of which $17.2 million is expected to be delivered in twelve months or less.

Gross Profit

Consolidated gross profit and gross profit by segment for the years ended December 31, 2004 and 2003 were as follows (in thousands):

	2004		2003	
	Amount	**% of Sales[a]**	Amount	% of Sales[a]
Gross Profit:				
Printed Products	**$ 194,073**	**39.7%**	$ 199,126	40.0%
Software & Services	**130,991**	**67.6%**	120,294	68.0%
Scantron	**65,919**	**56.5%**	62,428	55.1%
Total	**$ 390,983**	**49.0%**	$ 381,848	48.5%

[a]Percentage of sales for each segment is calculated using sales for that segment.

The increase in consolidated gross profit was the result of a favorable change in sales mix, cost management and productivity improvement initiatives.

Printed Products gross profit decreased $5.1 million, or 2.5%, to $194.1 million in 2004 from 2003 and decreased as a percentage of sales from 40.0% in 2003 to 39.7% in 2004. The decrease in gross profit occurred in computer checks and related products, direct marketing and checks. The decrease in computer checks and related products was due primarily to lower pricing for a large software customer, costs related to the implementation of digital printing technology and increased plant consolidation costs partially offset by higher volumes. The decrease in direct marketing was due primarily to lower sales and increased plant consolidation costs. The decrease in checks was due primarily to lower pricing in domestic checks and international operations and increased cost of sales in bank forms operations partially offset by higher volumes in domestic checks. A reduction in the Printed Products accrued vacation liability of $1.3 million, which was recorded in the fourth quarter of 2004 as a result of a policy change for employees' paid time off, partially offset the impact of those unfavorable factors. Printed Products gross profit was unfavorably impacted in 2004 and 2003 by plant consolidation costs of $5.3 million and $4.0 million, respectively (see Note 5 to the Consolidated Financial Statements).

Software & Services gross profit increased $10.7 million, or 8.9%, from 2003 to $131.0 million in 2004 due primarily to acquisitions and the combined impact of increased sales and lower costs for its other businesses. As a percentage of sales, Software & Services gross profit decreased to 67.6% for 2004 from 68.0% for 2003 due primarily to the impact of acquired operations and a change in sales mix. Excluding the impact of acquisitions, Software & Services gross profit increased approximately 3.7% in 2004 compared to 2003 due primarily to an increase in sales in bank core processing applications and branch automation applications for financial institutions, lower costs and a change in sales mix.

Scantron gross profit increased $3.5 million, or 5.6%, from 2003 to $65.9 million in 2004 due primarily to an increase in sales, a change in sales mix and to unfavorable costs and production inefficiencies experienced during a facility relocation that occurred in the first quarter of 2003. As a percentage of sales, Scantron gross profit increased to 56.5% in 2004 from 55.1% in 2003.

Selling, General and Administrative Expenses ("SG&A")

Consolidated SG&A for the years ended December 31, 2004 and 2003 were as follows (in thousands):

	2004		2003	
	Amount	% of Sales[a]	Amount	% of Sales[a]
SG&A:				
Printed Products	$ 121,022	24.8%	$ 130,585	26.2%
Software & Services	102,111	52.7%	99,543	56.3%
Scantron	32,908	28.2%	36,594	32.3%
Corporate	32,975		23,605	
Total	$ 289,016	36.2%	$ 290,327	36.9%

[a]Percentage of sales for each segment is calculated using sales for that segment.

Printed Products SG&A decreased $9.6 million, or 7.3%, to $121.0 million in 2004 from $130.6 million in 2003 due in part to lower selling, division support, client support and marketing expenses in 2004 resulting from cost reduction initiatives and staffing reduction severance charges of $2.9 million in 2003 compared to $1.6 million in 2004. A reduction in the Printed Products accrued vacation liability of $1.6 million as a result of a policy change for employees' paid time off also had a favorable impact on SG&A in the fourth quarter of 2004. The decrease in Printed Products SG&A was partially offset by an increase in certain incentive compensation in 2004 compared to 2003 and to an increase in call center expenses.

Software & Services SG&A increased $2.6 million, or 2.6%, to $102.1 million in 2004 from $99.5 million in 2003 due to the impact of acquisitions during 2003 and 2004, which was partially offset by cost reduction initiatives implemented during the year for its other businesses.

Scantron's SG&A decreased $3.7 million, or 10.1%, to $32.9 million in 2004 from $36.6 million in 2003. The decrease was due primarily to lower selling and marketing expenses and lower product development costs resulting from cost reduction initiatives implemented in late 2003.

Corporate SG&A increased $9.4 million, or 39.7%, to $33.0 million in 2004 from $23.6 million in 2003. The increase was due primarily to increased restricted stock amortization expense resulting from higher utilization of restricted stock grants in 2004 compared to 2003 and accelerated vesting of certain restricted stock grants in 2004 as a result of the Company's favorable stock price performance (see Note 10 to the Consolidated Financial Statements), increased audit fees largely attributable to Sarbanes-Oxley compliance, increased deferred compensation expenses resulting primarily from a change in life expectancy assumptions, increased professional fees for tax services, increased incentive compensation expenses, increased expenses related to environmental liabilities and increased insurance costs.

Asset Impairment Charges

Asset impairment charges in 2004 totaled $10.3 million and consisted of a $7.9 million asset impairment charge related to the decision to terminate development efforts on certain portions of Printed Products customer care infrastructure project and a $2.4 million charge on a Printed Products facility to adjust the basis of the facility to its estimated fair value. The facility was closed in 2004 pursuant to the Printed Products plant consolidation plan.

Gain on Disposal of Assets – net

During 2004, the Company realized a net gain of $3.4 million on the disposal of assets primarily due to a Printed Products plant consolidation-related net gain of $3.7 million realized on a facility that was closed and sold during the first quarter of 2004. During 2003, the Company realized a net gain of $1.2 million primarily consisting of a $0.8 million gain in Printed Products on the sale of a former check printing facility and a $0.2 million gain in Corporate on the sale of certain property.

Amortization of Other Intangible Assets

Amortization of other intangible assets increased $0.5 million, or 14.6%, to $3.8 million in 2004 compared to $3.3 million in 2003 due primarily to the impact of acquired operations.

Consolidated Income From Operations

Consolidated income from operations increased $1.9 million, or 2.1%, to $91.3 million for 2004 from $89.4 million for 2003 primarily due to increased gross profit, lower SG&A and increased gains on disposal of assets, which were substantially offset by asset impairment charges and increased amortization of other intangible assets, all of which are described in more detail above.

Other Income (Expense)

Other Income (Expense) increased $0.8 million to an expense of $3.4 million in 2004 from an expense of $2.6 million in 2003. The increase was due primarily to a decrease in gains on sales of investments from $3.0 million in 2003 to $0.1 million in 2004 partially offset by lower average interest rates in effect during 2004 compared to 2003 because of lower amounts borrowed at fixed rates, lower debt outstanding during 2004 compared to 2003 and gains in 2004 on investments held in a rabbi trust for the Company's deferred compensation plan for eligible employees.

Consolidated Income Before Income Taxes

Consolidated income before income taxes increased $1.1 million, or 1.3%, to $87.9 million for 2004 from $86.8 million for 2003 due to increased income from operations and decreased interest expense partially offset by a decrease in gains on sales of investments.

Income Taxes

The Company's consolidated effective income tax rates were 37.3% and 35.5% for 2004 and 2003, respectively. The higher effective tax rate for 2004 resulted primarily from the favorable impact of a release of a valuation allowance related to the utilization of capital loss carryforwards on the 2003 effective tax rate and an increase in the effective state tax rate for 2004. Favorable adjustments in 2004 related to the partial closure of a review of the Company's income tax filings for 1999 and 2000 by the Internal Revenue Service and prior year foreign transfer pricing agreements partially offset the factors that increased the effective tax rate. See Note 8 to the Consolidated Financial Statements for factors affecting the tax rate in each year.

Net Income and Earnings Per Share

The Company's net income for 2004 was $55.1 million compared to $56.0 million for 2003, a decrease of $0.9 million, or 1.5%. Basic and diluted earnings per share were $2.02 and $1.96, respectively, for 2004 compared to basic and diluted earnings per share of $2.02 and $1.97 respectively, for 2003. Net income for 2004 included a pre-tax impairment charge of $7.9 million related to the decision not to complete certain portions of Printed Products customer care infrastructure project, equivalent to $0.17 per share on a diluted basis, and pre-tax charges of $5.8 million related to the reorganization of the Company's Printed Products segment, equivalent to $0.13 per share on a diluted basis. Net income for 2003 included pre-tax charges totaling $6.9 million related to the Printed Products reorganization, equivalent to $0.15 per share on a diluted basis, and a $3.0 million pre-tax gain on the sale of investments equivalent to $0.11 per share on a diluted basis.

RESULTS OF OPERATIONS 2003 VERSUS 2002

Sales

Consolidated sales for the years ended December 31, 2003 and 2002 were as follows (in thousands):

	2003		2002	
	Amount	% of Total	Amount	% of Total
Sales:				
Printed Products	$ 498,257	63.3%	$ 526,201	68.5%
Software & Services	176,833	22.5%	135,568	17.7%
Scantron	113,236	14.4%	107,822	14.0%
Eliminations	(1,658)	(0.2)%	(1,784)	(0.2)%
Total	$ 786,668	100.0%	$ 767,807	100.0%

Consolidated sales for the year ended December 31, 2003 were $786.7 million, compared to $767.8 million for the year ended December 31, 2002, an increase of $18.9 million, or 2.5%. Software & Services and Scantron sales increases more than offset a decrease in Printed Products sales. Sales of products decreased $11.6 million, or 1.8%, from $652.5 million in 2002 to $640.9 million in 2003. Sales of services increased $30.5 million, or 26.5%, to $145.8 million in 2003 compared to $115.3 million in 2002. Sales of products consist of all Printed Products sales (except for analytical services), software licensing sales, scanning equipment and scannable forms, hosted software applications and other products. Sales of services consist of software maintenance services, field maintenance services, analytical and consulting services and other services.

Printed Products sales were $498.3 million in 2003 compared to $526.2 million in 2002, a decrease of $27.9 million, or 5.3%. Lower volumes in domestic imprint check printing operations, which decreased 9.4% in 2003 from 2002, accounted for a majority of the decrease in Printed Product sales. The volume decline was primarily attributable to losses of certain large customers, lower volumes from a direct check marketer due to the loss of that business in late 2003 and general market volume decline. The impact of the volume decline was moderated by an improvement of 3.8% in average price per unit primarily due to a price increase implemented in July 2002 and the impact of the loss of certain large customers that were less favorably priced. Sales of computer checks and related products also decreased in 2003 compared to 2002 due primarily to the loss of business with a software company in late 2002, partially offset by the addition of business with another software company in early 2003. Sales in direct marketing increased slightly due to higher volumes of statement mailings, partially offset by lower volumes from credit card promotions. Sales of analytical services also increased in 2003 compared to 2002 due primarily to services rendered to two large customers.

Software & Services sales for 2003 increased $41.3 million, or 30.4%, from 2002, due primarily to the impact of a full year of operations for acquisitions that were made in 2002 as well as an acquisition made in June 2003 (see Note 2 to the Consolidated Financial Statements). Excluding the impact of acquisitions, Software & Services sales increased 2.2% in 2003 compared to 2002 due primarily to increases in sales of core processing products and services, lending and deposit origination products and services and branch automation applications, which more than offset decreases in sales of mortgage loan origination, production and servicing solutions and sales of customer relationship management software and related database marketing applications and add-on products. Sales of core processing products and services increased due primarily to an increase in credit union customer installations, seat licenses and ship and book sales as well as increased hardware sales for banking systems. Sales of lending products and services increased primarily due to higher ship and book sales, higher maintenance revenue and the impact of subscription contracts over the past year. Retail solutions sales were unfavorably impacted by a decrease in sales of customer relationship management applications, database marketing applications and add-on products, partially offset by higher sales of branch automation applications.

At December 31, 2003, Software & Services backlog was $101.6 million, an increase of $57.7 million from the backlog at December 31, 2002. The increase in backlog was due primarily to acquisitions and stronger bookings. Excluding the impact of

acquisitions, backlog increased 24.1% from December 31, 2002. Approximately $49.7 million, or 48.9%, of the backlog at December 31, 2003 is expected to be delivered over the next twelve months and $51.9 million, or 51.1%, is expected to be delivered beyond the next twelve months due to the long-term nature of certain service contracts.

Scantron sales were $113.2 million in 2003 compared to $107.8 million in 2002, an increase of $5.4 million, or 5.0%, due primarily to a full year of operations in 2003 from the acquisition of EdVISION in July 2002 (see Note 2 to the Consolidated Financial Statements), increases in sales of testing forms in the education market, imaging products and services, survey services and field services, which were partially offset by reduced sales of custom data collection forms. Sales of custom data collection forms were lower for commercial market applications and non-testing applications in the education market due to a continuing trend in data collection methods moving away from optical mark reading to imaging and other direct input technologies.

Gross Profit

Consolidated gross profit and gross profit by segment for the years ended December 31, 2003 and 2002 were as follows (in thousands):

	2003		2002	
	Amount	% of Sales[a]	Amount	% of Sales[a]
Gross Profit:				
Printed Products	$199,126	40.0%	$206,586	39.3%
Software & Services	120,294	68.0%	96,415	71.1%
Scantron	62,428	55.1%	61,434	57.0%
Total	$381,848	48.5%	$364,435	47.5%

[a]Percentage of sales for each segment is calculated using sales for that segment.

Consolidated gross profit of $381.8 million in 2003 increased $17.4 million, or 4.8%, from $364.4 million in 2002 and increased as a percentage of sales from 47.5% in 2002 to 48.5% in 2003. The increase in consolidated gross profit was the result of a favorable change in sales mix, cost management and productivity improvement initiatives.

Printed Products gross profit decreased $7.5 million, or 3.6%, in 2003 from 2002 but increased as a percentage of sales from 39.3% to 40.0% in 2003. The decrease in gross profit occurred primarily in domestic imprint check operations due to plant consolidation costs and reduced volume, an unfavorable change in mix in direct marketing activities and decreases in sales of computer checks and related products partially offset by increases in analytical services gross profit. The improvement in gross profit as a percentage of sales was due primarily to efficiencies realized from digital printing technology, process improvements and a favorable change in price and product mix. As stated earlier, Printed Products gross profit was unfavorably impacted in 2003 by plant consolidation costs of $4.0 million, which were incurred primarily during the fourth quarter of 2003. These plant consolidation costs relate to a plan to consolidate Printed Products manufacturing operations from 14 plants to 9 plants during 2004 (see Note 5 to the Consolidated Financial Statements).

Software & Services gross profit for 2003 increased $23.9 million, or 24.8%, over 2002, due primarily to acquisitions. As a percentage of sales, Software & Services gross profit decreased to 68.0% for 2003 compared to 71.1% for 2002 due primarily to the impact of acquired operations and a change in sales mix. Excluding the impact of acquisitions, Software & Services gross profit increased approximately 1.3% in 2003 compared to 2002 primarily due to an increase in sales in bank core processing applications and branch automation applications for financial institutions.

Scantron gross profit increased by $1.0 million, or 1.6%, over 2002 to $62.4 million in 2003 due primarily to the addition of the former EdVISION products and services acquired in July 2002. As a percentage of sales, Scantron gross profit decreased from 57.0% for 2002 to 55.1% in 2003 due primarily to an unfavorable change in sales mix and to costs and production inefficiencies experienced during a facility relocation that occurred in the first quarter of 2003.

Selling, General and Administrative Expenses ("SG&A")

Consolidated SG&A for the years ended December 31, 2003 and 2002 were as follows (in thousands):

	2003		2002	
	Amount	% of Sales[a]	Amount	% of Sales[a]
SG&A:				
Printed Products	$130,585	26.2%	$120,858	23.0%
Software & Services	99,543	56.3%	80,295	59.2%
Scantron	36,594	32.3%	31,929	29.6%
Corporate	23,605		32,162	
Total	$290,327	36.9%	$265,244	34.5%

[a]Percentage of sales for each segment is calculated using sales for that segment.

Printed Products SG&A increased $9.7 million, or 8.0%, in 2003 compared to 2002 due in part to $2.9 million of reorganization costs incurred during the fourth quarter of 2003 (see Note 5 to the Consolidated Financial Statements), increased selling and marketing activities and customer care activities.

Software & Services SG&A increased $19.2 million, or 24.0%, in 2003 compared to 2002 due primarily to the impact of acquisitions and to increased expenditures related to product development of a mortgage services application.

Scantron's SG&A increased $4.7 million, or 14.6%, in 2003 compared to 2002 due primarily to the acquisition of EdVISION, increased selling and marketing expenses related to developing a national sales force for software products and services in the education market and increased product development costs.

Corporate SG&A decreased $8.6 million, or 26.6%, in 2003 compared to 2002 due primarily to decreases in stock-based compensation costs related to restricted stock grants, decreased

amortization expense for the Company's financial and human resource systems which became fully amortized at the end of 2002 and early 2003, respectively, and to upgrade expenses incurred in 2002 for the Company's financial and human resource systems. Stock-based compensation totaled $2.4 million in 2003 compared to $9.9 million in 2002. The decrease in stock-based compensation was due primarily to expenses resulting from the accelerated vesting of certain restricted stock grants in 2002 (see Note 10 to the Consolidated Financial Statements). These grants vested as a result of the Company's favorable stock price performance.

Gain on Disposal of Assets – net

In 2003, the Company realized a net gain of $1.2 million primarily consisting of a $0.8 million gain in Printed Products on the sale of a former check printing facility and a $0.2 million gain in Corporate on the sale of certain property.

Amortization of Other Intangible Assets/Acquired In-Process Research and Development Charge

Amortization of other intangible assets increased to $3.3 million in 2003 compared to $2.6 million in 2002 due primarily to the impact of acquired operations partially offset by the impact of certain intangible assets that were fully amortized during 2002. In 2002, the Company wrote off $3.0 million of acquired in-process research and development costs related to the acquisition of INTERLINQ (see Note 2 to the Consolidated Financial Statements).

Consolidated Income from Operations

Consolidated income from operations decreased $4.4 million, or 4.7%, to $89.4 million for 2003 from $93.8 million for 2002 due primarily to Printed Products SG&A staffing reduction costs of $2.9 million in 2003 and other increases in SG&A in 2003 discussed above, partially offset by the impact of an acquired in-process research and development charge in 2002.

Other Income (Expense)

Other Income (Expense) decreased by $5.9 million from an expense of $8.5 million for 2002 to an expense of $2.6 million for 2003. The decrease was due primarily to gains on sales of investments of $3.0 million in 2003 (see Note 1 to the Consolidated Financial Statements) and a loss of $1.8 million in 2002 on the disposition of equity and debt investments in Netzee, Inc. ("Netzee"). Interest expense decreased $0.9 million from 2002 primarily due to lower interest rates during 2003 compared with 2002, which was partially offset by the impact of higher average borrowings.

Consolidated Income Before Income Taxes

Consolidated income before income taxes increased $1.5 million, or 1.8%, to $86.8 million for 2003 from $85.3 million for 2002. The impact of investment gains in 2003 and investment losses in 2002 more than offset the decrease in consolidated income from operations in 2003.

Income Taxes

The Company's consolidated effective income tax rates were 35.5% and 38.5% for 2003 and 2002, respectively. The lower effective income tax rate for 2003 resulted primarily from the release of a valuation allowance related to the utilization of capital loss carryforwards, a reduction in the effective state tax rate, a favorable renewal of an industrial revenue grant related to the Company's operations in Puerto Rico and a reduction of certain estimated permanent tax differences. The effective tax rate for 2002 included favorable adjustments related to state tax credits and adjustments related to prior years due to the resolution of an IRS examination, which were partially offset by the impact of an in-process research and development charge that was nondeductible for tax purposes. See Note 8 to the Consolidated Financial Statements for factors affecting the tax rate in each year.

Net Income and Earnings Per Share

The Company's net income for 2003 was $56.0 million compared to $52.4 million for 2002, an increase of $3.6 million, or 6.9%. Basic and diluted earnings per share were $2.02 and $1.97, respectively, for 2003 compared to basic and diluted earnings per share of $1.80 and $1.73, respectively, for 2002. Net income for 2003 included pre-tax charges totaling $6.9 million related to the Printed Products reorganization, equivalent to $0.15 per share on a diluted basis, and a $3.0 million pre-tax gain on the sale of investments equivalent to $0.11 per share on a diluted basis. Net income for 2002 included pre-tax charges totaling $13.0 million, equivalent to $0.30 per share on a diluted basis related to accelerated vesting of certain restricted stock grants, an in-process research and development charge related to an acquisition, and the loss on the disposition of debt and equity investments resulting from the sale of Netzee. Lower weighted average shares outstanding in 2003 compared to 2002 also had a favorable impact on basic and diluted earnings per share in 2003. The lower shares outstanding were primarily the result of the Company's share repurchase program (see Note 9 to the Consolidated Financial Statements).

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

Sources and Uses of Cash

	Years Ended December 31,		
(In thousands)	**2004**	2003	2002
Net cash provided by operating activities	**$ 120,371**	$ 74,729	$140,346
Net cash used for investing activities	**(51,043)**	(30,515)	(124,533)
Net cash used for financing activities	**(68,639)**	(54,907)	(6,691)

The Company has historically generated positive cash flows from its operations and continually evaluates uses of such cash flows to strengthen shareholder value through a combination of internal development, acquisitions, repurchases of stock, dividend

payments and repayment of debt. Cash flows provided from operations in 2004 increased $45.6 million, or 61.1%, to $120.4 million from $74.7 million in 2003 due primarily to $27.1 million of upfront contract payments made in 2004 compared with $44.0 million of such payments in 2003, non-cash asset impairment charges of $10.3 million in 2004, a $7.7 million increase in net income adjusted for depreciation and amortization, a $2.8 million increase in stock-based compensation and associated tax benefits and changes in deferred income taxes. The primary uses of cash in 2004 were for repurchases of treasury stock ($45.3 million), acquisitions ($30.2 million), capital expenditures ($28.9 million), net reduction of borrowed amounts ($25.8 million) and dividend payments to shareholders ($12.5 million).

Purchases of property, plant and equipment totaled $28.9 million in 2004, an increase of $0.8 million, compared to $28.1 million in 2003 and were primarily for customer care infrastructure initiatives. The Company's customer care infrastructure initiatives for the Printed Products segment focused on improving systems that support sales, marketing and customer service to ensure exceptional service and added functionality for the Company's call centers. In September 2004, the Company concluded that upgrading certain existing customer care systems would be more economical than continued development of portions of certain new customer care systems. The decision to terminate development efforts required a non-cash, pre-tax impairment charge of $7.9 million. The Company will continue with development and implementation of the remaining portions of the customer care infrastructure project for its Printed Products segment. Total expenditures for the project over the four-year period ended in 2004 were $57.8 million including the $7.9 million impairment charge, a decrease from the previously disclosed range of $65 to $70 million for the same period. Additionally, the Company anticipates it will spend approximately $4 million, primarily in 2005, to complete the remaining new systems, and it will spend approximately $14 to $18 million over the 2005-2007 period to enhance certain existing systems and infrastructure to replace the portions of the project being discontinued.

In January 2003, the Board authorized the repurchase of 3,000,000 shares. Shares purchased under this program may be held in treasury, used for acquisitions, used to fund the Company's stock benefit and compensation plans or for other corporate purposes. In 2004, the Company purchased a total of 1,399,300 shares under this program at a cost of $45.3 million or an average cost of $32.37 per share. At December 31, 2004, a total of 1,821,278 shares had been purchased at an average cost of $31.21 per share and 1,178,722 shares were available for repurchase under the program authorized in January 2003.

In February 2004, the Company amended its credit facility (the "Credit Facility") with a syndicate of banks increasing the amount from $325.0 million to $425.0 million. The Credit Facility is comprised of a $100.0 million term loan and a $325.0 million revolving loan, both of which mature in 2009. The term loan requires annual repayments of $5.0 million. As a result, the Credit Facility will decrease by $5.0 million per annum to $400.0 million at the 2009 maturity date. The Credit Facility may be used for general corporate purposes, including acquisitions, and includes both direct borrowings and letters of credit. The Credit Facility is unsecured and the Company presently pays a commitment fee of 0.175% on the unused amount of the Credit Facility. Borrowings under the Credit Facility bear interest, at the Company's option, based upon one of the following indices (plus a margin as defined): the Federal Funds Rate, the SunTrust Bank Base Rate or LIBOR (as defined therein). The Credit Facility has certain financial covenants including, among other items, leverage, fixed charge coverage and minimum net worth requirements. The Credit Facility also has restrictions that limit the Company's ability to incur additional indebtedness, grant security interests or sell its assets beyond certain amounts.

At December 31, 2004, the Credit Facility consisted of $101.3 million in outstanding cash borrowings and $5.5 million in outstanding letters of credit. At December 31, 2004, the Company had $313.2 million of availability under its Credit Facility. The average interest rate in effect on outstanding cash borrowings at December 31, 2004 and 2003 was 3.30% and 2.94%, respectively.

At December 31, 2004, the Company had $9.2 million in cash and cash equivalents. The Company believes that its current cash position, funds from operations and the availability of funds under its Credit Facility will be sufficient to meet anticipated requirements for working capital, dividends, capital expenditures and other corporate needs. Management is not aware of any condition that would materially alter this trend.

The Company also believes that it possesses sufficient unused debt capacity and access to equity capital markets to pursue additional acquisition opportunities if funding beyond that available under the Credit Facility were required.

Contractual Obligations and Commitments

The following table aggregates the Company's contractual obligations and commitments with definitive payment terms, which will require significant cash outlays in the future. The commitment amounts are as of December 31, 2004 (in millions):

Contractual Obligations	Payments Due by Period: Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 101.3	$ 5.0	$ 10.0	$ 86.3	$ –
Interest on long-term debt[a]	14.5	3.7	7.7	3.1	–
Customer agreements	71.9	22.3	32.8	16.8	–
Operating leases	76.5	14.3	22.6	20.3	19.3
Purchase obligations	3.9	3.9	–	–	–
Postretirement benefit payments[b]	13.6	1.5	2.9	2.9	6.3
Other long-term liabilities	10.2	0.5	1.1	1.2	7.4
Total	$ 291.9	$ 51.2	$ 77.1	$ 130.6	$ 33.0

[a] Assumes no additional borrowings under the Company's $325.0 million revolving loan will occur after December 31, 2004 and the interest rate in effect at December 31, 2004 will remain constant at 3.30% over the remaining term of the Credit Facility.

[b] Estimated through 2014.

The Company's long-term debt obligations are described in Note 7 to the Consolidated Financial Statements. The Company has contracts with certain customers that contain provisions that call for future payments to the customers. These payments are amortized as a reduction of sales over the life of the related contract and are generally refundable from the customer on a pro-rata basis if the contract is terminated. The Company's operating lease obligations are described in Note 14 to the Consolidated Financial Statements. The Company has obligations, under contracts and purchase orders, to purchase goods or services, which are not recorded as obligations in the Company's Consolidated Financial Statements until contract terms take effect. The Company's other long-term liabilities obligations are primarily for unfunded deferred compensation contracts with certain current and former officers.

The Company has a nonqualified deferred compensation plan for eligible employees which is accounted for as a rabbi trust (see Note 11 to the Consolidated Financial Statements). At December 31, 2004, the Company had a noncurrent liability of $5.5 million related to this plan. This liability has not been included in the above table because payment schedules are not determinable until a plan participant leaves the Company. Scheduled payments under this plan are currently not significant.

The Company has postretirement benefit plans, which are described in Note 12 to the Consolidated Financial Statements. At December 31, 2004, the Company's accrued postretirement costs totaled $13.9 million. Because the determination of this amount is affected by changes in plan demographics and assumptions, it does not represent expected liquidity needs. Estimated funding for the plan through 2014 has been included in the contractual obligations and commitments table.

At December 31, 2004, the Company had a net noncurrent deferred tax liability of $4.7 million. Deferred income tax liabilities are temporary differences between financial statement and tax bases of assets and liabilities and do not directly relate to the amount of income taxes to be paid in future periods. Therefore these liabilities have not been included in the contractual obligations and commitments table.

ACCUMULATED OTHER COMPREHENSIVE LOSS

As of December 31, 2004, the Company's accumulated other comprehensive loss was $0.2 million and consisted primarily of foreign currency translation adjustments and unrealized loss on investments.

ACQUISITIONS

All acquisitions in 2004, 2003 and 2002 were paid for with cash provided from operating activities and proceeds from the Company's credit facility. The acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of the acquired businesses have been included in the Company's operations since the particular acquisition closing dates (see Note 2 to the Consolidated Financial Statements).

On February 1, 2005, the Company announced plans to expand its outsourcing services with the signing of a definitive agreement to acquire Cincinnati-based Intrieve, Incorporated ("Intrieve"). The Company expects to consummate the acquisition in April 2005, subject to approval by Intrieve's shareholders and certain regulatory agencies. Intrieve is a provider of technology for financial institutions including service bureau operations that deliver core processing for thrifts and community banks, comprehensive item processing, and electronic banking and payments processing. In-house solutions include software for financial accounting and software that allows financial institutions to print their own laser checks and other MICR documents. Also included in the transaction is a data-center operation providing co-location, hosting, managed data services and hot-site backup. The acquisition of Intrieve will represent an expansion of the Company's existing outsourced product and service offerings. Intrieve's core processing data-center, full service item processing facility and electronic banking and payment processing service will support Software & Services' strategy of offering clients integrated end-to-end solutions.

2005 OUTLOOK

Net income for 2005 is expected to be higher than net income for 2004 with all three segments expected to show growth in sales and income before income taxes in 2005.

Segment income for Printed Products is expected to improve for the year as a result of a full year of benefits from cost reductions related to its reorganization that was completed in the third quarter of 2004. In addition, unit volume is expected to be higher in 2005 as a result of the implementation of new business in late 2004.

Software & Services segment income is expected to improve as a result of the full-year impact of three acquisitions in 2004 as well as the impact of integrating them with existing products and services. Cost reduction initiatives implemented during 2004 are also expected to impact segment income favorably.

The Scantron segment is expected to continue its growth of sales in traditional products and services. Increased sales of existing technology products and the introduction of new products are also expected to provide growth in 2005.

The Company believes cash flow will remain strong in all business units in 2005. The Company currently estimates that capital expenditures will be in the range of $25 million to $28 million. The Company believes upfront contract payments in 2005 will be made at a higher level than 2004, but less than 2003 with most of the payments occurring in the first quarter based on commitments in place at the beginning of the year. The Company currently expects depreciation and amortization will total approximately $80 million in 2005, an increase of about $8 million from 2004, primarily due to the amortization of upfront contract payments. The Company expects its effective tax rate will be approximately 38% in 2005.

RISK FACTORS AND CAUTIONARY STATEMENTS

When used in this report and in subsequent filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in written or oral statements

made by authorized representatives of the Company, the words or phrases "believe," "should result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to certain risks and uncertainties, including, but not limited to, those discussed below that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. Caution should be taken not to place undue reliance on any such forward-looking statements, which speak only as of the date such statements are made and which may or may not be based on historical experiences and/or trends which may or may not continue in the future. The Company does not undertake and specifically declines any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements or to reflect the occurrence of unanticipated events.

Various factors may affect the Company's financial performance, including, but not limited to, those factors discussed below which could cause the Company's actual results for future periods to differ from any opinions, statements or projections expressed with respect thereto. Such differences could be material and adverse. Many variables will impact the ability to achieve sales levels, improve service quality, achieve production efficiencies and reduce expenses in Printed Products. These include, but are not limited to, the successful implementation of major new accounts and the continuing upgrade of customer care infrastructure and systems used in the Company's manufacturing, sales, marketing, customer service and call center operations.

Several factors outside the Company's control could negatively impact check revenues. These include the continuing expansion of alternative payment systems such as credit cards, debit cards and other forms of electronic commerce or on-line payment systems. Check revenues may continue to be adversely affected by continued consolidation of financial institutions, competitive check pricing including significant upfront contract incentive payments, and the impact of governmental laws and regulations. There can be no assurances that the Company will not lose significant customers or that any such losses could be offset by the addition of new customers.

While the Company believes growth opportunities exist in the Software & Services segment, there can be no assurances that the Company will achieve its revenue or earnings growth targets. The Company believes there are many risk factors inherent in its Software & Services business, including but not limited to the retention of employee talent and customers. Revenues may continue to be adversely affected by continued consolidation of financial institutions. Also, variables exist in the development of new Software & Services products, including the timing and costs of the development effort, product performance, functionality, product acceptance, competition, the Company's ability to integrate acquired companies, and general changes in economic conditions or U.S. financial markets.

Several factors outside of the Company's control could affect results in the Scantron segment. These include the rate of adoption of new electronic data collection solutions and testing and assessment methods, which could negatively impact forms, scanner sales, software and related service revenue. The Company continues to develop products and services that it believes offer state-of-the-art electronic data collection and testing and assessment solutions. However, variables exist in the development of new testing methods and technologies, including the timing and costs of the development effort, product performance, functionality, market acceptance, adoption rates, competition and the funding of education at the federal, state and local levels, all of which could have an impact on the Company's business.

As a matter of due course, the Company and its subsidiaries are subject to various federal and state tax examinations. The Company believes that it is in compliance with the various federal and state tax regulations imposed and such returns and reports filed with respect to such tax regulations are materially correct. The results of these various federal and state tax examinations could produce both favorable and unfavorable adjustments to the Company's total tax expense either currently or on a deferred basis. At such time when a favorable or unfavorable adjustment is known, the effect on the Company's consolidated financial statements is recorded.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All financial instruments, except for assets held in a trust of $5.5 million, are held for purposes other than trading. The Company is exposed primarily to market risks related to interest rates.

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. In order to manage its exposure to fluctuations in interest rates, the Company from time to time has entered into interest rate swap agreements, which allow it to raise funds at floating rates and effectively swap them into fixed rates. As of December 31, 2004, there were no interest rate swap agreements in effect. These derivative financial instruments are viewed as risk management tools and, when used, are entered into for hedging purposes only. The Company does not use derivative financial instruments for trading or speculative purposes. At December 31, 2004, the Company had outstanding variable rate debt of $101.3 million. The Company believes that its interest rate risk at December 31, 2004 was minimal. The impact on annual results of operations of a hypothetical one-point interest rate change on the outstanding debt as of December 31, 2004 would be approximately $0.6 million.

ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements regarding the impact of recent accounting pronouncements on the Company's financial condition and results of operations.

(In thousands, except share and per share amounts)	December 31, 2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 9,214**	$ 8,525
Accounts receivable from customers, less allowance for doubtful accounts of $2,196 and $1,902	**70,989**	60,338
Inventories:		
Raw materials	**14,055**	13,028
Work in process	**956**	920
Finished goods	**1,973**	1,569
Deferred income taxes	**8,393**	32,517
Income taxes receivable	**14,608**	37
Property held for sale	**3,438**	2,626
Prepaid expenses	**11,134**	11,096
Other	**4,693**	4,690
Total current assets	**139,453**	135,346
INVESTMENTS AND OTHER ASSETS:		
Investments	**5,651**	208
Goodwill – net	**233,987**	217,749
Intangible assets – net	**17,168**	16,835
Upfront contract payments – net	**53,650**	52,933
Other	**21,645**	19,473
Total investments and other assets	**332,101**	307,198
PROPERTY, PLANT AND EQUIPMENT:		
Land	**2,245**	3,121
Buildings and improvements	**36,327**	45,654
Machinery and equipment	**256,791**	271,596
Furniture and fixtures	**16,633**	17,147
Leasehold improvements	**11,995**	12,498
Additions in progress	**6,534**	6,156
Total property, plant and equipment	**330,525**	356,172
Less accumulated depreciation and amortization	**228,302**	231,739
Property, plant and equipment – net	**102,223**	124,433
TOTAL	**$ 573,777**	$ 566,977

CONSOLIDATED BALANCE SHEETS (continued)

	December 31,	
	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 28,290**	$ 26,030
Deferred revenues	**61,648**	57,745
Current maturities of long-term debt	**5,000**	5,099
Accrued liabilities:		
Salaries, wages and employee benefits	**33,475**	30,376
Taxes	**15,028**	17,669
Customer incentives	**9,422**	5,854
Other	**16,706**	18,649
Total current liabilities	**169,569**	161,422
LONG-TERM LIABILITIES:		
Long-term debt	**96,300**	122,059
Deferred income taxes	**4,692**	5,087
Other	**28,625**	22,966
Total long-term liabilities	**129,617**	150,112
Total liabilities	**299,186**	311,534
COMMITMENTS AND CONTINGENCIES (see Note 14)		
SHAREHOLDERS' EQUITY:		
Preferred stock, authorized 500,000 shares of $1.00 par value, none issued	**-**	-
Common stock, authorized 144,000,000 shares of $1.00 par value, 37,907,497 shares issued	**37,907**	37,907
Additional paid-in capital	**11,191**	7,788
Retained earnings	**486,009**	448,688
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustments	**(153)**	(454)
Unrealized losses on investments – net	**(31)**	(8)
Fair value of cash flow hedging instruments – net	**-**	(273)
Unamortized restricted stock awards	**(13,380)**	(5,408)
	521,543	488,240
Less 10,629,800 and 10,413,501 shares in treasury, at cost	**246,952**	232,797
Total shareholders' equity	**274,591**	255,443
TOTAL	**$ 573,777**	$ 566,977

See Notes to Consolidated Financial Statements.

(In thousands, except per share amounts)	Years ended December 31, 2004	2003	2002
Sales:			
Product sales	**$ 640,819**	$ 640,872	$ 652,543
Service sales	**157,668**	145,796	115,264
Total sales	**798,487**	786,668	767,807
Cost of sales:			
Cost of products sold	**351,384**	355,397	363,557
Cost of services sold	**56,120**	49,423	39,815
Total cost of sales	**407,504**	404,820	403,372
Gross Profit	**390,983**	381,848	364,435
Selling, general and administrative expenses	**289,016**	290,327	265,244
Asset impairment charges	**10,329**	–	–
Gain on disposal of assets – net	**(3,387)**	(1,169)	(170)
Amortization of other intangible assets	**3,773**	3,292	2,594
Acquired in-process research and development charge	–	–	3,000
Income From Operations	**91,252**	89,398	93,767
Other Income (Expense):			
Interest expense	**(4,117)**	(5,711)	(6,608)
Gain (loss) on sale of investments – net	**132**	2,977	(1,785)
Other – net	**635**	105	(119)
Total	**(3,350)**	(2,629)	(8,512)
Income Before Income Taxes	**87,902**	86,769	85,255
Income taxes	**32,787**	30,803	32,823
Net Income	**$ 55,115**	$ 55,966	$ 52,432
Earnings Per Common Share:			
Basic	**$ 2.02**	$ 2.02	$ 1.80
Diluted	**$ 1.96**	$ 1.97	$ 1.73

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years ended December 31, 2004	2003	2002
OPERATING ACTIVITIES:			
Net income	**$ 55,115**	$ 55,966	$ 52,432
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**36,004**	39,534	36,853
Amortization of upfront contract payments	**26,392**	14,370	11,840
Other amortization	**9,383**	9,279	7,932
Asset impairment charges	**10,329**	–	–
Gain on disposal of assets – net	**(3,387)**	(1,169)	(170)
Stock-based compensation	**5,633**	2,351	9,895
Tax benefits from stock-based compensation	**1,356**	1,883	3,119
Acquired in-process research and development charge	**–**	–	3,000
(Gain) loss on sale of investments – net	**(132)**	(2,977)	1,785
Deferred income taxes	**25,585**	(2,251)	10,578
Other – net	**2,062**	(657)	(163)
Changes in assets and liabilities net of effects of businesses acquired:			
Accounts receivable	**(7,358)**	229	10,629
Income taxes receivable	**(15,574)**	(37)	–
Inventories and other current assets	**(31)**	(2,470)	7,335
Deferred revenues	**(3,804)**	1,254	5,336
Accounts payable and accrued liabilities	**5,907**	3,446	(12,496)
Upfront contract payments	**(27,109)**	(44,022)	(7,559)
Net cash provided by operating activities	**120,371**	74,729	140,346
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	**(28,943)**	(28,072)	(32,090)
Proceeds from sale of property, plant and equipment	**8,300**	3,119	1,926
Proceeds from sale of investments	**134**	4,985	–
Payments for acquisition of businesses – net of cash acquired	**(30,160)**	(11,303)	(94,485)
Note receivable	**–**	1,002	93
Other – net	**(374)**	(246)	23
Net cash (used in) investing activities	**(51,043)**	(30,515)	(124,533)
FINANCING ACTIVITIES:			
Credit facility borrowings	**248,544**	278,243	250,112
Credit facility payments	**(274,302)**	(295,186)	(230,112)
Repayment of long-term debt	**–**	(88)	(125)
Repurchases of stock	**(45,295)**	(39,107)	(27,707)
Issuance of treasury stock	**15,990**	10,714	11,439
Dividends paid	**(12,506)**	(9,836)	(8,777)
Debt issuance costs paid	**(1,695)**	(18)	(18)
Other – net	**625**	371	(1,503)
Net cash (used in) financing activities	**(68,639)**	(54,907)	(6,691)
Increase (decrease) in cash and cash equivalents	**689**	(10,693)	9,122
Cash and cash equivalents at beginning of year	**8,525**	19,218	10,096
Cash and cash equivalents at end of year	**$ 9,214**	$ 8,525	$ 19,218
Supplemental cash flow information:			
Interest paid	**$ 3,882**	$ 5,607	$ 5,767
Income taxes paid	**20,974**	32,485	19,808

See Notes to Consolidated Financial Statements.

Years ended December 31, 2004, 2003 and 2002

(In thousands, except share and per share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unamortized Restricted Stock Awards	Total Shareholders' Equity
BALANCE, DECEMBER 31, 2001	$ 37,907	$ –	$ 372,164	$ 3,710	$ (203,539)	$ (8,218)	$ 202,024
Net income			52,432				52,432
Other comprehensive income (loss):							
Foreign currency translation adjustments				(1,025)			(1,025)
Unrealized losses on investments, net of $334 in tax benefits				(3,182)			(3,182)
Reclassification for investment gain and write-down included in net income, net of $8 in tax benefits				158			158
Changes in fair value of cash flow hedging instruments net of $6 in tax provision				9			9
Comprehensive income							48,392
Cash dividends, $0.30 per share			(8,777)				(8,777)
Repurchase of 1,307,300 shares of stock					(27,707)		(27,707)
Issuance of 741,026 shares of treasury stock under stock compensation plans		(138)	(5,091)		23,484	(6,816)	11,439
Other		5,383	(1,618)		(4,391)	9,249	8,623
BALANCE, DECEMBER 31, 2002	37,907	5,245	409,110	(330)	(212,153)	(5,785)	233,994
Net income			55,966				55,966
Other comprehensive income (loss):							
Foreign currency translation adjustments				376			376
Unrealized gain on investments, net of $22 in tax benefits				980			980
Reclassification for investment gains included in net income, net of $155 in tax provision				(2,823)			(2,823)
Changes in fair value of cash flow hedging instruments net of $679 in tax provision				1,062			1,062
Comprehensive income							55,561
Cash dividends, $0.35 per share			(9,836)				(9,836)
Repurchase of 1,569,532 shares of stock					(39,107)		(39,107)
Issuance of 700,095 shares of treasury stock under stock compensation plans		(88)	(6,512)		18,580	(1,266)	10,714
Other		2,631	(40)		(117)	1,643	4,117
BALANCE, DECEMBER 31, 2003	37,907	7,788	448,688	(735)	(232,797)	(5,408)	255,443
Net income			**55,115**				**55,115**
Other comprehensive income (loss):							
Foreign currency translation adjustments				**301**			**301**
Unrealized losses on investments, net of $14 in tax benefits				**(23)**			**(23)**
Changes in fair value of cash flow hedging instruments net of $175 in tax provision				**273**			**273**
Comprehensive income							**55,666**
Cash dividends, $0.45 per share			**(12,506)**				**(12,506)**
Repurchase of 1,399,300 shares of stock					**(45,295)**		**(45,295)**
Issuance of 1,183,001 shares of treasury stock under stock compensation plans		**1,100**	**(5,224)**		**32,837**	**(12,723)**	**15,990**
Other		**2,303**	**(64)**		**(1,697)**	**4,751**	**5,293**
BALANCE, DECEMBER 31, 2004	**$37,907**	**$11,191**	**$486,009**	**$ (184)**	**$(246,952)**	**$(13,380)**	**$274,591**

See Notes to Consolidated Financial Statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the financial statements of John H. Harland Company and its majority-owned subsidiaries (the "Company"). Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity, when purchased, of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost of inventory for checks and related forms is determined by average costing. Cost of scannable forms and hardware component parts inventories is determined by the first-in, first-out method. Cost of data entry terminals is determined by the specific identification method.

Impairment of Long-Lived Assets

Assets held for disposal are carried at the lower of carrying amount or fair value, less estimated cost to sell such assets. The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and any impairment losses are reported in the period in which the impairment criteria are met based on the fair value of the asset.

Investments

The Company classifies its investments as either available-for-sale securities or trading securities. Available-for-sale securities consist of U.S. corporate securities and other equity interests which are stated at market value, with unrealized gains and losses on such investments reflected, net of tax, as other comprehensive income in shareholders' equity. Realized gains and losses on investments are included in earnings and are derived using the specific identification method. If the market value of an investment declines below its cost, the Company evaluates whether the decline is temporary or other than temporary.

The Company considers several factors in determining whether a decline is temporary including the length of time market value has been below cost, the magnitude of the decline, financial prospects of the business and the Company's intention to hold the security. If a decline in market value of an investment is determined to be other than temporary, the carrying amount is written down and included in current earnings. In June 2002, the Company determined that the decline in market value of Netzee, Inc. ("Netzee") was other than temporary. Accordingly, the Company's investment in Netzee was written down resulting in a recognized loss of $0.3 million in 2002. In December 2002, the Company realized a $1.8 million loss on the disposition of debt and equity investments resulting from the sale of Netzee. In 2004 and 2003, the Company sold its investments in U.S. corporate securities and recorded a gain before income taxes of $0.1 million and $3.0 million, respectively.

Trading securities consist of investment assets, primarily mutual fund investments, of a nonqualified deferred compensation plan for eligible employees. Participants in this plan are able to direct contributions to a number of diversified assets and settle in cash. This plan is being accounted for under EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." As trading securities, the changes in the fair value are recognized as a charge or credit in other income. A related offsetting deferred compensation obligation is classified as a noncurrent liability and adjusted, with a corresponding charge or credit to compensation cost, to reflect changes in the fair value of the amount owed to the participants. As of December 31, 2004, the Company recorded the investments held by the rabbi trust totaling $5.5 million within noncurrent assets on the Company's balance sheet with the corresponding liability being reflected as long-term. Income (dividends and interest) from investments in the plan and realized and unrealized gains and losses are recorded in Other Income with a corresponding, offsetting amount recorded in Income from Operations representing an adjustment of compensation expense with no impact on net income. For 2004, the investment income and corresponding compensation cost was $0.5 million.

The following is a summary of security investments at December 31, 2004 and 2003 (in thousands):

	Available-for-sale		Trading Securities	
	Cost	Market	Cost	Market
2004				
Rabbi trust	**$ –**	**$ –**	**$4,814**	**$5,482**
Other equity	**220**	**169**	**–**	**–**
Total	**220**	**169**	**4,814**	**5,482**
2003				
Other equity	222	208	–	–
Total	$222	$208	$ –	$ –

Goodwill and Other Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired. The Company reviews goodwill for impairment annually in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). No impairment of goodwill was identified during the years ended December 31, 2004, 2003 and 2002.

Other intangible assets consist primarily of purchased customer lists, developed technology, content and trademarks that were acquired in business combinations. Other intangible assets are generally amortized on a straight-line basis over periods ranging from four to fifteen years. Amortization periods of other intangible assets are periodically reviewed to determine whether events or circumstances warrant revision to estimated useful lives. Carrying values of other intangible assets are periodically reviewed to assess recoverability based on expectations of undiscounted cash flows and operating income for each related business unit.

Upfront Contract Payments

Certain contracts with the Company's customers involve upfront payments to the customer. These payments are capitalized and amortized as a reduction of sales over the life of the related contract and are generally refundable from the customer if the contract is canceled prior to the contract termination date. At December 31, 2004, $45.8 million of these unamortized payments were refundable and $7.9 million were nonrefundable.

Software and Other Development Costs

The Company expenses research and development costs, including expenditures related to development of software products that do not qualify for capitalization. Research and development costs, which are primarily costs incurred related to the development of software, totaled $21.9 million, $22.6 million and $14.5 million in 2004, 2003 and 2002, respectively.

Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established and prior to its availability for sale are capitalized in accordance with FASB Statement No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalized software development costs are amortized on a product-by-product basis using the estimated economic life of the product on a straight-line basis over three to six years. Unamortized software development costs in excess of estimated future net revenues from a particular product are written down to their estimated net realizable value.

The Company accounts for costs to develop or obtain computer software for internal use in accordance with Accounting Standards Executive Committee Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires certain costs to be capitalized.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation of buildings is computed primarily by the declining balance method. Depreciation of equipment, furniture and fixtures is calculated by the straight-line or sum-of-the-years digits method. Leasehold improvements are amortized by the straight-line method over the life of the lease or the life of the property, whichever is shorter. Accelerated methods are used for income tax purposes for all property where allowed. The Company capitalizes the qualifying costs of software developed or obtained for internal use. Depreciation is computed for internal use software by using the straight-line method over three to seven years.

Depreciation expense was $36.0 million, $39.5 million and $36.9 million in 2004, 2003 and 2002, respectively.

Self-Insurance

The Company is primarily self-insured for workers' compensation and group medical costs. Provisions for losses expected under these programs are recorded based on the Company's estimates of the aggregate liabilities for the claims incurred. Payments for claims beyond one year have been discounted. As of December 31, 2004 and 2003, the combined liabilities for workers compensation and group medical liability were $9.1 million and $9.6 million, respectively.

Risk Management Contracts

The Company recognizes all derivatives at fair value as either assets or liabilities in the consolidated balance sheets and changes in the fair values of such instruments are recognized currently in earnings unless specific hedge accounting criteria are met. If specific hedge accounting criteria are met, the Company recognizes the changes in fair value of these instruments in other comprehensive income.

The Company has used derivative financial instruments to manage interest rate risk. On the date the interest rate derivative contract is entered into, the Company designates the derivative as either a fair value hedge or a cash flow hedge. The Company formally documents the relationship between hedging instruments and the hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. The Company links all hedges that are designated as fair value hedges to specific assets or liabilities on the balance sheet or to specific firm commitments. The Company links all hedges that are designated as cash flow hedges to forecasted transactions or to liabilities on the balance sheet. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If an existing derivative were to become not highly effective as a hedge, the Company would discontinue hedge accounting prospectively.

During 2004, 2003 and 2002, the Company recorded the changes in values related to cash flow hedges in other comprehensive income and such changes were not material. In 2004, 2003 and 2002, the Company did not have any hedging instruments that were designated as fair value hedges.

Translation of Foreign Currencies

Financial statement accounts that are maintained in foreign currencies are translated into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Results of operations denominated in foreign currencies are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. Realized currency exchange gains and losses resulting from transactions are included in earnings as incurred and were not significant in 2004, 2003 and 2002. The Company considers undistributed earnings of foreign subsidiaries to be permanently invested. As a result, no income taxes have been provided on these undistributed earnings or on the foreign currency translation adjustments recorded as a part of other comprehensive income.

Revenue Recognition

The Company recognizes product and services revenue when persuasive evidence of a noncancelable arrangement exists, delivery has occurred and/or services have been rendered, the price is fixed or determinable, collectibility is reasonably assured, legal title and economic risk is transferred to the customer and when an economic exchange has taken place.

For multiple-element software arrangements, total revenue is allocated to each element based on the fair value method or the residual method when applicable. Under the fair value method, the total revenue is allocated among the elements based upon the relative fair value of each element as determined through vendor-specific objective evidence. Under the residual method, the fair value of the undelivered maintenance, training and other service elements, as determined based on vendor-specific objective evidence, is deferred and the remaining (residual) arrangement is recognized as revenue at the time of delivery. Maintenance fees are deferred and recognized ratably over the maintenance period, which is usually twelve months. Training revenue is recognized as the services are performed.

Revenue from licensing of software under usage-based contracts is recognized ratably over the term of the agreement or on an actual usage basis. Revenue from licensing of software under limited term license agreements is recognized ratably over the term of the agreement.

For software that is installed and integrated by the Company or customer, revenue is recognized upon shipment assuming functionality has already been proven and there are no significant customizations that would cause a substantial acceptance risk. For software that is installed, integrated and customized by the Company, revenue is recognized on a percentage-of-completion basis as the services are performed. Estimates of efforts to complete a project are used in the percentage-of-completion calculation. Due to the uncertainties inherent in these estimates, actual results could differ from those estimates.

The contractual terms of software sales do not provide for product returns or allowances. However, on occasion the Company may allow for returns or allowances primarily in the case of a new product release. Provisions for estimated returns and sales allowances are established by the Company concurrently with the recognition of revenue and are based on a variety of factors including actual return and sales allowance history and projected economic conditions.

Service revenues are comprised of revenues derived from software maintenance agreements, field maintenance services, core processing service bureau deliverables, analytical services, consulting services and training services.

Accrued Customer Incentives

The Printed Products segment has contractual agreements with many of its customers that provide incentives for rebates or discounts on certain products. Such rebates and discounts are recorded as reductions to revenue and as accrued liabilities. Some agreements may provide for the purchase of certain products not covered by that agreement to be purchased at a discount by the customer and the cost of such products is recorded as cost of goods sold over the term of the agreement and as an accrued liability.

Shipping and Handling

Revenue received from shipping and handling fees is reflected in net sales. Costs related to shipping and handling are included in cost of goods sold.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation plans and applies the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148").

The Company recognizes stock-based compensation expense for restricted stock granted to employees and also for the deferred compensation plan for non-employee directors. The Company uses the straight-line method to amortize unearned compensation expense over the maximum vesting period for restricted stock awards that vest at a single point in time or vest over time.

No stock-based compensation cost is reflected in net income for options or purchases under the employee stock purchase plan. Had compensation cost for options granted under the Company's stock-based compensation plans and purchases under the employee stock purchase plan been determined based on the fair value at the grant dates consistent with SFAS 123, the Company's net income and earnings per share would have changed to the pro forma amounts listed below (in thousands, except per share amounts):

	2004	2003	2002
Net income:			
As reported	**$ 55,115**	$ 55,966	$ 52,432
Add: stock-based compensation expense included in reported net income, net of tax	**3,436**	1,434	6,036
Deduct: stock-based compensation expense determined under the fair value based method for all awards, net of tax	**(7,405)**	(5,809)	(11,117)
Pro forma net income	**$ 51,146**	$ 51,591	$ 47,351
Earnings per common share:			
As reported			
Basic	**$ 2.02**	$ 2.02	$ 1.80
Diluted	**$ 1.96**	$ 1.97	$ 1.73
Pro forma			
Basic	**$ 1.88**	$ 1.86	$ 1.63
Diluted	**$ 1.83**	$ 1.82	$ 1.57

See Note 10 for more information regarding the Company's stock compensation plans and the assumptions used to prepare the pro forma information presented above.

Earnings Per Common Share

Earnings per common share for the years ended December 31, 2004, 2003 and 2002 have been computed under the provisions of FASB Statement No. 128, "Earnings Per Share." The computation of basic and diluted earnings per share was as follows (in thousands, except per share amounts):

	2004	2003	2002
Computation of basic earnings per common share:			
Numerator			
Net income	**$ 55,115**	$ 55,966	$ 52,432
Denominator			
Weighted average shares outstanding	**27,129**	27,624	29,026
Weighted average deferred shares outstanding under non-employee directors compensation plan	**140**	116	95
Weighted average shares outstanding – basic	**27,269**	27,740	29,121
Earnings per share – basic	**$ 2.02**	$ 2.02	$ 1.80
Computation of diluted earnings per common share:			
Numerator			
Net income	**$ 55,115**	$ 55,966	$ 52,432
Denominator			
Weighted average shares outstanding – basic	**27,269**	27,740	29,121
Dilutive effect of stock options and restricted stock	**815**	671	1,123
Weighted average shares outstanding – diluted	**28,084**	28,411	30,244
Earnings per share – diluted	**$ 1.96**	$ 1.97	$ 1.73

The potentially dilutive common shares relate to options and restricted stock granted under stock compensation plans. Potentially dilutive common shares that were not included in the calculation of diluted earnings per share for 2004, 2003 and 2002 because they were anti-dilutive were 10,457, 77,530, and 57,000, respectively.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between financial statement and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets for which realization cannot be considered likely.

New Accounting Standards

In May 2004, the FASB issued FASB Staff Position ("FSP") regarding SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act ("the Medicare Act") enacted on December 8, 2003. FSP 106-2 considers the effect of the two new features introduced in the Medicare Act in determining accumulated postretirement benefit obligation and net periodic postretirement benefit cost, which may serve to reduce a company's postretirement benefit costs.

The accumulated postretirement benefit obligations and net periodic postretirement benefit cost included in the accompanying consolidated financial statements and notes to consolidated financial statements do not reflect the effects of the Medicare Act on the postretirement health care benefit plan because the Company has not completed its determination whether plan benefits are at least actuarially equivalent to portions of the Medicare Act. Management does not believe that the effects of the Medicare Act will materially affect the Company's postretirement obligations or its future postretirement benefit expense.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("SFAS 151") to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges and also requires that allocation of fixed production overheads to costs of conversion be based on the normal capacity of the production facilities. The Company will adopt the provisions of SFAS 151 on January 1, 2006 and does not believe that the adoption will have a material effect on its financial position and results of operations.

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard will have a material effect on its financial position and results of operations.

In December 2004, the FASB released its revised standard, FASB Statement No. 123R, "Share-Based Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award. Such cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. Adoption of SFAS 123R is required for the first interim or annual reporting period beginning after June 15, 2005. The Company is evaluating SFAS 123R to determine whether to adopt the statement using the modified prospective application or the modified retrospective application and believes that the pro forma information provided under the caption "Stock-Based Compensation" within this Note 1 approximates the impact the adoption will have on its results of operations for the periods presented. The effects in future years will depend on the level of awards granted.

In December 2004, the FASB issued FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004". FSP 109-1 considers the effect of the new tax deduction for qualified production activities and requires it to be accounted for as a special deduction and not as a tax rate reduction under SFAS 109. Accounting for this as a special deduction requires the Company to consider it in measuring deferred income taxes and assessing whether a valuation allowance is necessary. The Company adopted the provisions of FSP 109-1 in December 2004. Adoption of FSP 109-1 did not have a material effect on the Company's financial position and results of operations.

In December 2004, the FASB issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004". The American Jobs Creation Act of 2004 ("the Act") provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated (as defined in the Act) in either an enterprise's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. Due to insignificant earnings from foreign subsidiaries that are not regularly repatriated as well as the Company's foreign tax credit position, the Company believes the adoption of FSP 109-2 will not have a material effect on its financial position and results of operations.

Reclassifications

During 2004, the Company reclassified certain items in its consolidated income statements. The reclassifications affected the categories of Selling, General and Administrative expenses, Asset Impairment Charges and Gain on Disposal of Assets – net. The change primarily reflects the reclassification of Asset Impairment Charges and Gain on Disposal of Assets – net from Selling, General and Administrative expenses to separate line items. Financial data for all periods presented have been reclassified for comparability. The reclassifications and transfers had no impact on net income or shareholders' equity as previously reported. Certain other reclassifications have been made in the 2003 and 2002 financial statements and notes to financial statements to conform to the 2004 classifications.

2. ACQUISITIONS

All acquisitions in 2004, 2003 and 2002 were paid for with cash provided from operating activities and proceeds from the Company's credit facility. The results of operations of each acquired business have been included in the Company's operations beginning as of the date of the particular acquisition.

2004 Acquisitions

On November 12, 2004, Harland Financial Solutions, Inc. ("HFS"), a wholly owned subsidiary of the Company, acquired London Bridge Phoenix Software Inc. ("Phoenix System"). Phoenix System, an integrated core banking solution that operates in both the Windows® NT and Unix environments, features open relational database choices and leverages the latest Internet and network technology to optimize delivery channel integration. Phoenix System is delivered in both in-house and service bureau configurations. Also included in the acquisition were the Phoenix Internet Banking System, also known as IBANK, and the TradeWind international trade finance management system. The acquisition provides HFS with a proven service bureau delivery option for banks and thrifts, which is a significant expansion to the breadth of current offerings.

On July 7, 2004, HFS acquired certain assets and operations including exclusive distribution and licensing rights related to the CheckQuest® item processing and CaptureQuest® electronic document management solutions from Mitek Systems, Inc. Mitek Systems is a provider of recognition software-based fraud protection and document processing solutions to banks and other businesses, and licenses its recognition engine toolkits to major software and hardware providers in the imaging and document processing industry. CheckQuest provides financial institutions with a check imaging and item processing solution that enables them to take advantage of the efficiencies offered by the Federal Check Clearing for the 21st Century Act. CaptureQuest is an electronic document management system that allows financial institutions to file, distribute, archive, retrieve and automatically process documents and forms of all types and quantities. As part of the agreement, HFS has also licensed from Mitek Systems the QuickStrokes® family of recognition toolkits and the QuickFX® Pro form identification toolkit for use with CheckQuest and a variety of other applications.

On April 30, 2004, HFS acquired certain assets and operations related to the electronic mortgage document business of Greatland™ Corporation. Greatland Corporation is a provider of forms technology, compliance expertise and software compatible products used to meet the needs of businesses to convey regulatory information. The Greatland mortgage document set is employed by many of the industry's leading mortgage lenders and mortgage loan origination system technology providers. Greatland's electronic mortgage document products allow HFS to build on its leadership position in compliance and mortgage solutions.

The combined purchase price of net assets acquired through acquisitions in 2004 totaled approximately $30.2 million, net of cash acquired. The fair value of assets and liabilities at the acquisition dates consisted of goodwill of $21.5 million, of which $5.4 million is expected to be deductible for tax purposes, other intangible assets of $10.2 million (estimated weighted average useful life of eight years), which included $6.3 million in developed technology (estimated weighted average useful life of nine years) and $3.9 million in customer lists (estimated weighted average useful life of 13 years), other assets of $8.9 million and assumed liabilities of $10.4 million. The allocations of purchase price are subject to refinement as the Company finalizes the valuation of certain assets and liabilities. The pro forma effects of the 2004 acquisitions were not material to the Company's results of operations.

2003 Acquisition

On June 3, 2003, HFS extended its core systems offering with the acquisition of 100% of the equity of Premier Systems, Inc. ("PSI") for approximately $11.3 million, net of cash acquired. The fair value of assets and liabilities at the date of acquisition consisted of non-deductible goodwill of $9.7 million, customer list of $6.0 million (estimated useful life of ten years), other assets of $4.3 million and assumed liabilities of $8.7 million. The pro forma effects on the results of operations for the acquisition were not material. PSI was a provider of core processing service bureau deliverables that were based on HFS' widely used ULTRADATA® System. With the addition of PSI, HFS now provides core processing applications and services to more than 1,000 financial institutions.

2002 Acquisitions

On October 15, 2002, HFS acquired 100% of the equity in INTERLINQ Software Corporation ("INTERLINQ") for approximately $23.0 million, net of cash acquired. INTERLINQ was a leading provider of mortgage loan origination, production and servicing solutions. As part of the acquisition, the Company acquired in-process research and development costs totaling $3.0 million, which were immediately expensed following the acquisition. These costs represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility. As a result of the acquisition, the Company believes HFS has a leadership position in the mortgage loan origination market and good growth opportunity in the mortgage servicing market.

On September 20, 2002, HFS extended its core systems offering with the acquisition of certain assets and related liabilities of SPARAK Financial Systems, LLC ("SPARAK") for approximately $31.9 million, net of cash acquired. The acquisition agreement included a contingent purchase payment not to exceed $2.0 million to be made in the event certain growth targets were achieved as defined in the agreement. As of December 31, 2003, the end of the measurement period, those growth targets were not achieved and as a result, no contingent payments were made. SPARAK was a leading provider of integrated hardware and software systems for community banks. The acquisition was completed to build on the HFS leadership position in the financial institutions market and add additional value for SPARAK's existing customers.

On July 24, 2002, Scantron Corporation ("Scantron"), a wholly owned subsidiary of the Company, acquired 100% of the equity in EdVISION Corporation ("EdVISION") for approximately $28.8 million, net of cash acquired. Related to the acquisition of EdVISION, the Company entered into an incentive agreement with certain individuals that included contingent payments to be made in the event certain growth targets are achieved. In June 2004, the incentive agreement was replaced by a grant of 28,000 shares of restricted stock that vest ratably in January 2005, July 2005 and January 2006. The market value of the grant is being amortized ratably to expense over the vesting period (see Note 10). EdVISION was a leading provider of curriculum development and assessment tools for the education industry. This acquisition expands Scantron's ability to offer advanced testing and assessment tools in the education market.

On May 28, 2002, HFS acquired 100% of the equity in Easy Systems, Inc. ("Easy Systems") for approximately $10.8 million, net of cash acquired. Easy Systems was a software solutions company that provided turnkey branch automation solutions for the community bank market. The addition of Easy Systems allows HFS to offer financial institutions proven and leading-edge solutions to help them strengthen customer relationships while improving operations.

The combined purchase price for net assets acquired through acquisitions in 2002 totaled $94.5 million, net of cash acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the acquisition dates along with adjustments made (in thousands):

		Value	Weighted Average Useful Life in Years
Current assets		$ 8,724	
Property, plant and equipment		1,653	
Goodwill		78,513	
Intangible assets:			
Developed technology	13,570		6
Customer lists	6,150		9
Acquired in-process research and development	3,000		–
Trademarks	3,800		10
Content	2,300		10
Total intangible assets		28,820	
Other assets		7,614	
Total assets acquired		125,324	
Current liabilities		24,872	
Other liabilities		5,967	
Total liabilities assumed		30,839	
Net assets		$ 94,485	

The allocation of purchase price to intangible assets included $3.0 million for acquired in-process research and development costs that were written off at the date of acquisition. Those write-offs are disclosed separately in the statements of income. The remaining $25.8 million of acquired intangible assets have a weighted average useful life of approximately 7.7 years.

The allocations of the purchase price to the assets and liabilities acquired in 2002 resulted in $78.5 million allocated to goodwill of which $26.4 million is expected to be deductible for tax purposes. Goodwill of $53.7 million and $24.8 million was assigned to the Company's Software & Services and Scantron business segments, respectively.

The following unaudited pro forma summary presents information as if the acquisitions of the businesses acquired in 2002 occurred at the beginning of that year (in thousands, except per share amounts):

(Unaudited)	2002
Sales	$798,663
Net income	$ 48,805
Earnings per common share:	
Basic	$ 1.68
Diluted	$ 1.61

The unaudited pro forma summary presented includes adjustments for increased amortization of intangible assets and increased interest expense. The pro forma summary also includes the write-off of acquired in-process research and development costs totaling $3.0 million. The unaudited pro forma summary does not purport to be indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of the period presented or of future results.

3. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite lives are not amortized but are tested at least annually for impairment. Separable intangible assets with definitive lives are amortized over their useful lives.

The changes in the carrying amounts of goodwill by business segment for the years ended December 31, 2004 and 2003 are as follows (in thousands):

	Printed Products	Software & Services	Scantron	Consolidated
Balances as of December 31, 2002	$24,709	$142,099	$43,654	$210,462
Goodwill acquired during 2003	–	9,537	–	9,537
Purchase price allocation adjustments – net	–	(2,162)	(88)	(2,250)
Balances as of December 31, 2003	24,709	149,474	43,566	217,749
Goodwill acquired during 2004	**–**	**21,452**	**–**	**21,452**
Purchase price allocation adjustments – net	**–**	**(5,202)**	**(12)**	**(5,214)**
Balances as of December 31, 2004	**$24,709**	**$165,724**	**$43,554**	**$233,987**

Intangible assets with definitive lives at December 31, 2004 and 2003 were comprised of the following (in thousands):

	December 31, 2004			December 31, 2003		
	Gross Carrying Amount	**Accum. Amort.**	**Net Carrying Amount**	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Developed technology	**$31,547**	**$(16,828)**	**$14,719**	$24,787	$(11,851)	$12,936
Customer lists	**30,005**	**(15,758)**	**14,247**	25,900	(12,366)	13,534
Trademarks	**3,800**	**(879)**	**2,921**	3,800	(499)	3,301
Content	**2,300**	**(557)**	**1,743**	2,300	(327)	1,973
Total	**$67,652**	**$(34,022)**	**$33,630**	$56,787	$(25,043)	$31,744

Carrying amounts of developed technology and content are included in the other assets caption on the balance sheets and the related amortization expense is included in the cost of goods sold caption on the statements of income.

Aggregate amortization expense for intangible assets totaled $8.9 million, $8.8 million and $7.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. The estimated intangible amortization expense for each of the next five years beginning January 1, 2005 is as follows (in thousands):

Year	Amount
2005	$ 7,454
2006	6,862
2007	5,916
2008	4,269
2009	2,511
Thereafter	6,618
Total	$33,630

4. ASSET IMPAIRMENT CHARGES

In September 2004, the Company concluded that upgrading certain existing customer care systems in its Printed Products segment would be more economical than continued development of portions of certain new customer care systems for the segment. The decision to terminate development efforts required a non-cash pre-tax impairment charge of $7.9 million which was based on previously capitalized costs, less accumulated depreciation thereon, for the portions of the system where development was discontinued. The Company will continue with development and implementation of the remaining portions of the customer care infrastructure project for the Printed Products segment.

During the second quarter of 2004, a Printed Products facility was closed pursuant to the plant consolidation plan (see Note 5). A $2.4 million charge, which is included in asset impairment charges on the statements of income, was recorded to adjust the basis of the facility to its estimated fair value based on a recent offer and the fair value was reclassified as held for sale (see Note 6).

5. REORGANIZATION

In September 2003, the Company announced a reorganization of its Printed Products operations including the consolidation of its domestic manufacturing operations from 14 plants to 9 plants, which was completed during the third quarter of 2004. Two of the facilities that were closed were leased. One of these facilities is under lease through late 2005 and the other is under lease through mid-2010. During the third quarter of 2004, the Company sublet the latter facility to a third party for the remaining term of the lease.

In addition to the plant consolidation, Printed Products implemented other staffing reductions beginning in the fourth quarter of 2003 which were completed during the third quarter of 2004. These actions were primarily due to excess capacity in production facilities resulting from efficiencies realized from digital printing technology and lower volumes attributable to the losses of certain large customers, including a direct check marketer, and general market volume decline. The Company undertook these actions to bring its production and support structures in line with its business levels.

The following table presents the cumulative net costs of these actions incurred through December 31, 2004 (in thousands):

	Plant Consolidation	Staffing Reduction Actions
Employee severance	**$ 2,845**	**$ 4,545**
Revision of depreciable lives and salvage values	**3,459**	–
Asset impairment charge and disposal (gains) and losses	**(1,168)**	–
Relocation and other costs	**2,117**	–
Contract termination costs related to leaseholds	**876**	–
Total	**$ 8,129**	**$ 4,545**

The following table presents net expenses by income statement caption for plant consolidation and other staffing reduction actions for the years ended December 31, 2004 and 2003 (in thousands):

	2004	2003
Plant consolidation expenses:		
Cost of products sold	**$ 5,347**	$ 3,950
Asset impairment charges	**2,444**	–
Gain on disposal of assets – net	**(3,612)**	–
Total	**$ 4,179**	$ 3,950
Other staffing reduction actions:		
Cost of products sold	**$ –**	$ 30
Selling, general and administrative expenses	**1,644**	2,871

The following table reconciles the beginning and ending liability balances for 2004 and 2003 related to these actions and are included in the other accrued liabilities caption on the balance sheet (in thousands):

	Beginning Balance	Charged to Costs and Expenses	Utilized Cash	Utilized Non-Cash	Ending Balance
2003					
Plant consolidation:					
Employee severance	$ –	$1,730	$ (71)	$ –	$1,659
Revision of depreciable lives and salvage values	–	2,138	–	(2,138)	–
Relocation and other costs	–	82	(82)	–	–
Staffing reduction actions:					
Employee severance	–	2,901	(1,776)	–	1,125
Total	–	6,851	(1,929)	(2,138)	2,784
2004					
Plant consolidation:					
Employee severance	**1,659**	**1,115**	**(2,563)**	**–**	**211**
Revision of depreciable lives and salvage values	**–**	**1,321**	**–**	**(1,321)**	**–**
Asset impairment charge and disposal (gains) and losses	**–**	**(1,168)**	**5,301**	**(4,133)**	**–**
Relocation and other costs	**–**	**2,035**	**(2,035)**	**–**	**–**
Contract termination costs related to leaseholds	**–**	**876**	**(362)**	**167**	**681**
Staffing reduction actions:					
Employee severance	**1,125**	**1,644**	**(2,708)**	**–**	**61**
Total	**$2,784**	**$5,823**	**$(2,367)**	**$(5,287)**	**$ 953**

6. PROPERTY HELD FOR SALE

Property held for sale at December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Land	**$ 736**	$ 190
Buildings and improvements	**2,645**	2,362
Machinery and equipment	**6**	50
Furniture and fixtures	**51**	24
Property held for sale	**$ 3,438**	$ 2,626

At December 31, 2004, property held for sale was $3.4 million, which consisted of the Company's Printed Products facility in Denver, Colorado. At December 31, 2003, property held for sale consisted of the Company's Printed Products facility in St. Louis, Missouri. During the fourth quarter of 2004, the Company sold the St. Louis facility and realized a pre-tax gain of $0.1 million from the sale.

During the second quarter of 2004, the Denver facility was closed pursuant to the plant consolidation plan. A $2.4 million charge, which is included in asset impairment charges on the statements of income, was recorded to adjust the basis of the facility to its estimated fair value and was reclassified as held for sale. Management is actively marketing the sale of the Denver facility and believes it will be sold within the next 12 months.

During the first quarter of 2004, the Company sold its Printed Products facility in San Diego, California, which became available pursuant to the plant consolidation plan, and realized a pre-tax gain of $3.7 million on the sale of the facility.

In 2003, the Company sold its Printed Products facility in Portland, Oregon and realized a pre-tax gain of $0.8 million.

7. LONG-TERM DEBT

In February 2004, the Company amended its credit facility (the "Credit Facility") with a syndicate of banks increasing the amount from $325.0 million to $425.0 million. The Credit Facility is comprised of a $100.0 million term loan and a $325.0 million revolving loan, both of which mature in 2009. The term loan requires annual repayments of $5.0 million. As a result, the Credit Facility will decrease by $5.0 million per annum to $400.0 million at the 2009 maturity date. The Credit Facility may be used for general corporate purposes, including acquisitions, and includes both direct borrowings and letters of credit. The Credit Facility is unsecured and the Company presently pays a commitment fee of 0.175% on the unused amount of the Credit Facility. Borrowings under the Credit Facility bear interest, at the Company's option, based upon one of the following indices (plus a margin as defined): the Federal Funds Rate, the SunTrust Bank Base Rate or LIBOR (as defined therein). The Credit Facility has certain financial covenants including, among other items, leverage, fixed charge coverage and minimum net worth requirements. The Credit Facility also has restrictions that limit the Company's ability to incur additional indebtedness, grant security interests or sell its assets beyond certain amounts.

Long-term debt consisted of the following as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Credit Facility	**$ 101,300**	$ 127,057
Other	**–**	101
Total	**101,300**	127,158
Less current portion	**5,000**	5,099
Long-term debt	**$ 96,300**	$ 122,059

At December 31, 2004, the Credit Facility consisted of $101.3 million in outstanding cash borrowings and $5.5 million in outstanding letters of credit. At December 31, 2004, the Company had $313.2 million of availability. The average interest rate in effect on outstanding cash borrowings at December 31, 2004 and 2003, including the effect of the Company's interest rate hedging program (see Note 13), was 3.30% and 2.94%, respectively.

Other long-term debt relates to other miscellaneous obligations. At December 31, 2004, the Company believes it was in compliance with the covenants associated with all debt instruments. Annual maturities of long-term debt during the next five years are $5.0 million annually in 2005 through 2008 and $81.3 million in 2009.

8. INCOME TAXES

The income tax provision (benefit) for the years ended December 31, 2004, 2003 and 2002 consisted of the following (in thousands):

	2004	2003	2002
Current:			
Federal	**$ 5,187**	$ 28,366	$ 18,969
State	**1,820**	4,597	2,439
Foreign	**195**	91	837
Total	**7,202**	33,054	22,245
Deferred:			
Federal	**23,407**	(1,994)	9,001
State	**2,178**	(257)	1,577
Total	**25,585**	(2,251)	10,578
Total income taxes	**$ 32,787**	$ 30,803	$ 32,823

The Company utilized net operating losses, capital losses and tax credits of $29.1 million, $2.6 million and $3.3 million in the calculation of current tax expense for the years ended December 31, 2004, 2003 and 2002, respectively. The substantial increase in net operating loss utilization in 2004 is primarily a result of an agreement reached with the Internal Revenue Service. The agreement allowed the cumulative net operating losses of a subsidiary not consolidated for tax purposes to be deducted in the consolidated Company federal tax returns.

For the years ended December 31, 2004, 2003 and 2002, the income tax provision included expense of $1.2 million, $0.2 million and $0.1 million, respectively, for tax benefits which were recorded as a reduction of goodwill and included expense of $1.4 million, $1.9 million and $3.1 million, respectively, for tax benefits from stock-based compensation that were included in shareholders' equity.

The tax effects of significant items comprising the Company's net deferred tax assets as of December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Current deferred tax asset:		
Accrued vacation	**$ 2,169**	$ 3,067
Deferred revenues	**2,165**	1,732
Accrued liabilities	**2,640**	3,757
Benefit of net operating loss carryforwards	**1,668**	20,162
Allowance for doubtful accounts	**849**	733
Other	**(1,098)**	3,066
Total	**8,393**	32,517
Noncurrent deferred tax asset (liability):		
Difference between book and tax basis of long-term assets	**(23,711)**	(28,175)
Deferred revenues	**3,965**	2,627
Deferred compensation	**3,182**	2,516
Postretirement benefits obligation	**5,481**	5,419
Capital loss carryforwards	**279**	25,753
Benefit of net operating loss carryforwards	**8,815**	12,514
Other	**1,588**	2,476
Total	**(401)**	23,130
Valuation allowance	**(4,291)**	(28,217)
Noncurrent deferred tax liability	**(4,692)**	(5,087)
Net deferred tax asset	**$ 3,701**	$ 27,430

At December 31, 2004 and 2003, the total of all deferred tax assets was $69.2 million and $135.2 million, respectively, and the total of all deferred tax liabilities was $61.3 million and $79.5 million, respectively. The $23.9 million reduction in valuation allowance was primarily attributable to the utilization of capital loss carryforwards due to an agreement reached with the Internal Revenue Service regarding the elimination of the majority of a capital loss generated in prior years.

At December 31, 2004, undistributed earnings of foreign subsidiaries totaled $7.0 million. No provision has been made for U.S. federal and state income taxes or foreign taxes that may result from future remittances of such undistributed earnings because it is expected that such earnings will be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce a portion of the U.S. liability.

At December 31, 2004, the Company had net operating and capital loss carryforwards and other tax credits available for federal and state income tax purposes, which expire as indicated below (in thousands):

	Net Operating Loss Carryforwards		Capital Loss	
Year of Expiration	Federal Gross	State After Tax	Carryforwards Gross	Other After Tax
2005 - 2007	$ –	$ –	$3,612	$ 47
2008 - 2019	–	2,416	–	157
2020 - 2023	14,252	–	–	1,039
No expiration	–	–	–	571
Total	$14,252	$2,416	$3,612	$1,814

A substantial amount of these federal tax carryforwards were acquired in the acquisitions the Company made in 2000 and 2002. Therefore, utilization of these tax carryforwards is subject to an annual limitation under the Internal Revenue Code and Regulations.

The Company has established a valuation allowance for certain net operating loss and capital loss carryforwards. Management believes that, based on a number of factors, the available objective evidence creates uncertainty regarding the utilization of these carryforwards.

At December 31, 2004, there was a $1.6 million valuation allowance for federal credits and state net operating losses, which will be recorded as a reduction to goodwill if utilized.

The following reconciles the income tax provision at the U.S. federal income tax statutory rate of 35% to that in the financial statements for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Statutory rate	**$ 30,766**	$ 30,369	$ 29,839
State and local income taxes, net of federal income tax benefit	**3,200**	2,804	2,396
Change in valuation allowance	**(45)**	(2,600)	65
In-process research and development charge	**–**	–	1,050
Benefits from tax credits	**(1,228)**	(1,117)	(593)
Other – net	**94**	1,347	66
Income tax provision	**$ 32,787**	$ 30,803	$ 32,823

The reduction in the valuation allowance in 2003 and 2004 was a result of the utilization of capital loss carryforwards for which a valuation allowance had been recorded in 2001.

9. SHAREHOLDERS' EQUITY

In January 2003, the Board authorized the purchase of 3,000,000 shares. Shares purchased may be held in treasury, used for acquisitions, used to fund the Company's stock benefit and compensation plans or for other corporate purposes. In 2004, the Company purchased a total of 1,399,300 shares at a cost of $45.3 million or an average cost of $32.37 per share. At December 31, 2004, a total of 1,821,278 shares had been purchased at an average cost of $31.21 per share and 1,178,722 shares were available for repurchase under the January 2003 authorized program.

In 1999, the Company renewed its Shareholder Rights Agreement. The rights were distributed as a dividend at the rate of one right for each share of common stock of the Company held by shareholders of record. Each right entitles shareholders to buy, upon occurrence of certain events, $180.00 worth of common stock for $90.00, subject to adjustment based on the market value of such common stock at that time. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock, or commences a tender or exchange offer that, upon consummation, would result in a person or group owning 30% or more of the Company's common stock. Under certain circumstances the rights are redeemable at a price of $0.001 per right. The rights expire on July 5, 2009.

10. STOCK COMPENSATION PLANS

Under the Company's Employee Stock Purchase Plan ("ESPP"), the Company is authorized to issue up to 5,100,000 shares of common stock to its employees, most of whom are eligible to participate. Under the ESPP, eligible employees may exercise an option to purchase shares of Company stock through payroll deductions. The option price is 85% of the lower of the beginning-of-quarter or end-of-quarter market price. During 2004, 2003 and 2002, employees exercised options to purchase 140,574, 154,953, and 111,883 shares, respectively. Options granted under the ESPP were at prices ranging from $23.38 to $26.90 in 2004, $18.99 to $22.67 in 2003 and $18.30 to $24.51 in 2002. At December 31, 2004, there were 343,908 shares of common stock reserved for issuance under the ESPP.

Under the Company's 1999 Stock Option Plan, the Company may grant stock options to key employees to purchase shares of Company stock at no less than the fair market value of the stock on the date of the grant or issue restricted stock to such employees. The Company is authorized to issue up to 2,000,000 shares of common stock under the plan. Stock options have a maximum life of ten years and generally vest ratably over a five-year period beginning on the first anniversary date of the grant. Upon adoption of the 1999 plan, the Company terminated a previous plan except for options outstanding thereunder. Options granted under such plan are generally exercisable ratably over a five-year period beginning on the first anniversary of the date of grant, and have a maximum life of ten years.

In 2000, the Company adopted the 2000 Stock Option Plan which authorizes the issuance of up to 3,000,000 shares through stock options and grants of restricted stock. The 2000 Plan is substantially similar to the 1999 Plan, except that the Company's executive officers are ineligible to receive options or stock grants thereunder.

In 2002, the Company adopted the 2002 Stock Option Plan which authorizes the issuance of up to 1,000,000 shares through stock options and grants of restricted stock. The 2002 plan is substantially similar to the 1999 plan.

As of December 31, 2004, there were 3,808,230 shares of common stock reserved for issuance under these stock option plans.

Restricted stock grants prior to 2004 generally vest over a period of five years, subject to earlier vesting if the Company's common stock outperforms the S&P 500 in two of three consecutive years. The certificates covering the restricted stock are not issued until the restrictions lapse, but the shares have all the rights of other shares of common stock, including the right to receive cash dividends, but are not transferable. The restricted stock is generally forfeited if the employee is terminated for any reason prior to the lapse in restrictions, other than death or disability. Commencing in April 2004, restricted stock grants do not contain the accelerated performance-related vesting described above and generally vest ratably over five years or, in the case of certain officers, vest on the third, fourth and fifth anniversary dates at the rate of one third on each such date.

On December 31, 2004, the conditions for early vesting were met on 136,500 shares after the Company's common stock outperformed the S&P 500 in 2004 and 2002. On December 31, 2002, the conditions for early vesting were met on 120,450 shares after the Company's common stock outperformed the S&P 500 in 2002 and 2001.

In February 2001, the Company effected a voluntary program allowing certain officers to exchange certain options for a grant of restricted stock. Options to purchase 840,000 shares with a weighted average exercise price of $24.09 were exchanged for 295,905 shares of restricted stock. At the same time, an additional 105,500 shares of restricted stock were granted to such officers as part of an annual grant. These shares of restricted stock vest to the extent of one third of the grant when the closing stock price reaches at least $22.50 for ten consecutive trading days and two thirds of the grant vest when the closing stock price similarly reaches at least $27.00. In August 2001, the vesting conditions for one third of these shares were met and, in February 2002, the vesting conditions on the remaining two thirds were met.

In April 2002, upon approval of the 2002 Stock Option Plan by the Company's shareholders, the Company's Chief Executive Officer was granted 50,000 restricted shares. The restrictions expired on 12,500 shares in December 2002, 12,500 shares in December 2003 and 25,000 shares in December 2004. He was also granted an option at such time to purchase 400,000 shares at $31.00 per share. This option has a ten-year life and was fully vested and exercisable at the date of grant.

In 1998, the Board of Directors granted 50,000 restricted shares of the Company's common stock to the Company's Chief Executive Officer. The restrictions expired on 25,000 shares in October 2001, on 12,500 shares in October 2002 and on the remaining 12,500 shares in October 2003.

A summary of option transactions during the three years ended December 31, 2004, follows:

	Shares	Weighted Average Exercise Price
Outstanding – December 31, 2001	3,436,599	$ 16.36
Options granted	1,656,675	24.84
Options forfeited	(438,300)	18.25
Options exercised	(566,749)	16.11
Outstanding – December 31, 2002	4,088,225	19.63
Options granted	712,675	21.73
Options forfeited	(460,525)	20.07
Options exercised	(484,450)	15.38
Outstanding – December 31, 2003	3,855,925	20.50
Options granted	**21,700**	**28.55**
Options forfeited	**(197,595)**	**20.92**
Options exercised	**(694,790)**	**17.96**
Outstanding – December 31, 2004	**2,985,240**	**$ 21.12**

The following table summarizes information pertaining to options outstanding and exercisable as of December 31, 2004:

Options Outstanding

Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$12.75 to $13.94	**531,200**	**4.82**	**$ 13.35**
$14.31 to $15.44	**287,700**	**5.15**	**15.19**
$16.38 to $20.00	**288,290**	**3.99**	**19.82**
$20.21 to $24.03	**1,197,110**	**7.42**	**21.75**
$24.24 to $31.88	**680,940**	**7.49**	**29.14**
Total	**2,985,240**	**6.42**	**$ 21.12**

Options Exercisable

Range of Exercise Prices	Options	Weighted Average Exercise Price
$12.75 to $13.94	**439,550**	**$ 13.28**
$14.31 to $15.44	**173,800**	**15.22**
$16.38 to $20.00	**282,190**	**19.89**
$20.21 to $24.03	**321,290**	**22.11**
$24.24 to $31.88	**488,340**	**30.28**
Total	**1,705,170**	**$ 21.10**

A summary of restricted stock transactions during the three years ended December 31, 2004, follows:

	Shares	Weighted Average Fair Value
Outstanding – December 31, 2001	488,955	$ 20.61
Restricted stock issued	310,600	24.08
Restrictions lifted	(413,055)	21.53[a]
Restricted stock forfeited	(88,600)	19.11
Outstanding – December 31, 2002	297,900	23.39
Restricted stock issued	124,200	21.77
Restrictions lifted	(25,000)	21.84
Restricted stock forfeited	(63,400)	22.68
Outstanding – December 31, 2003	333,700	23.04
Restricted stock issued	**448,582**	**31.60**
Restrictions lifted	**(149,975)**	**24.31**
Restricted stock forfeited	**(55,545)**	**26.17**
Outstanding – December 31, 2004	**576,762**	**$ 29.07**

[a] Does not include the impact of $3.85 per share related to restrictions lifted on 267,205 shares where a new measurement of compensation cost based on the market value on the vesting date was required by FASB Interpretation No. 44 provisions related to income tax withholdings. Such cost was included in the results of operations in 2002.

The Company has a deferred compensation plan for its non-employee directors covering a maximum of 400,000 shares. At December 31, 2004 and 2003, there were 374,443, and 176,757 shares, respectively, reserved for issuance of which 159,237 and 129,845 shares, respectively, were allocated but unissued. The remaining 215,206 and 46,912 shares, respectively, were reserved and unallocated under the directors' compensation plan.

For the years ended December 31, 2004, 2003 and 2002, the Company recognized expense related to stock-based compensation (for restricted stock granted to employees and the deferred compensation plan for non-employee directors) of $5.6 million, $2.4 million and $9.9 million, respectively.

Pro forma compensation costs (see Note 1) associated with options granted under the ESPP were estimated based on the discount from market value. The following presents the estimated weighted average fair value of options granted and the weighted average assumptions used under the Black-Scholes option pricing model for each of the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Fair value per option	**$ 9.60**	$ 8.07	$10.33
Weighted average assumptions:			
Dividend yield	**1.4%**	1.4%	1.2%
Expected volatility	**36.1%**	40.8%	41.0%
Risk-free interest rate	**4.1%**	4.0%	4.8%
Expected life (years)	**5.0**	5.2	5.8

11. EMPLOYEE RETIREMENT AND SAVINGS PLANS

The Company's Master 401(k) Plan and Trust ("401(k) plan") is a defined contribution 401(k) plan with an employer match covering any employee of the Company or a participating affiliate. Participants may contribute on a pre-tax and after-tax basis, subject to maximum IRS limits. The Company matches employee contributions at the rate of $0.50 for every dollar contributed up to a maximum Company-matching contribution of 3% of qualified annual compensation. The Company recognized matching contributions to the 401(k) plan of $5.0 million in 2004, $4.8 million in 2003 and $4.2 million in 2002. Additional contributions may be made from accumulated and/or current net profits. In 2004, 2003 and 2002, additional contributions to the 401(k) plan of $1.7 million, $1.8 million and $1.4 million, respectively, were recognized by the Company.

The Company has a nonqualified deferred compensation plan similar to the 401(k) plan. This plan provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the 401(k) plan. The Company's contributions to this plan were not significant. As of December 31, 2004 the Company has recognized a noncurrent liability of $5.5 million related to this plan which represents the market value of investments held under the plan. Such investments are held by a rabbi trust and are classified as trading securities in the Investments caption on the Consolidated Balance Sheets (see Note 1).

The Company has unfunded deferred compensation agreements with certain current and former officers. The present value of cash benefits payable under the agreements is being accrued over the periods of active employment and totaled $5.0 million at December 31, 2004 and $3.2 million at December 31, 2003. In 2004, 2003 and 2002 the Company recognized expense of $1.5 million, $0.1 million and $0.2 million, respectively, related to these agreements. Expense for 2004 included $1.2 million due to a change in life expectancy assumptions.

12. POSTRETIREMENT BENEFITS

The Company sponsors two unfunded defined postretirement benefit plans that cover certain salaried and nonsalaried employees. One plan provides health care benefits and the other provides life insurance benefits. The medical plan is contributory and contributions are adjusted annually based on actual claims experience. For retirees who retired prior to December 31, 2002 with twenty or more years of service at December 31, 2000, the Company contributes approximately 50% of the cost of providing the medical plan. For all other retirees, the Company's intent is that the retirees provide the majority of the actual cost of providing the medical plan. The life insurance plan is noncontributory for those employees that retired by December 31, 2002.

As previously mentioned in Note 1, the Company's accumulated postretirement benefit obligations and net periodic postretirement benefit cost do not reflect the effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 on the health care benefit plan because the Company has not completed its determination whether plan benefits are at least actuarially equivalent to portions of the Act. Management does not believe that the effects of the Act will materially affect the Company's postretirement obligations or its future postretirement benefit expense.

As of December 31, 2004 and 2003, the accumulated postretirement benefit obligation ("APBO") under such plans was $21.2 million and $23.4 million, respectively. Measurement dates of December 31, 2004 and December 31, 2003 were used for these plans. The following table reconciles the plans' beginning and ending balances of the APBO and reconciles the plans' status to the accrued postretirement health care and life insurance liability reflected on the balance sheet as of December 31, 2004 and 2003 (in thousands):

	2004	2003
APBO as of January 1:		
Retirees	**$23,354**	$19,514
Fully eligible participants	–	–
	23,354	19,514
Net change in APBO:		
Interest costs	**1,208**	1,397
Benefits paid	**(2,417)**	(2,454)
Retiree contributions	**1,147**	970
Actuarial loss (gain)	**(2,102)**	3,927
Total net change in APBO	**(2,164)**	3,840
APBO as of December 31:		
Retirees	**21,190**	23,354
Unrecognized net actuarial loss	**(7,322)**	(9,645)
Accrued postretirement cost – included in other liabilities	**$13,868**	$13,709

Net periodic postretirement costs ("NPPC") are summarized as follows (in thousands):

	2004	2003	2002
Interest on APBO	**$1,208**	$1,397	$1,419
Net amortization	**221**	281	251
Total	**$1,429**	$1,678	$1,670

In 2000, the Company eliminated employer subsidies for all future retirees except those that had twenty or more years of service as of December 31, 2000 and retired prior to December 31, 2002.

The weighted average assumptions used to determine benefit obligations as of December 31 were as follows:

	2004	2003
Discount rate	**5.75%**	6.0%

The weighted average assumptions used to determine NPPC for years ended December 31 were as follows:

	2004	2003	2002
Discount rate	**6.0%**	6.5%	7.0%

The following trend rate assumptions were used as of December 31:

	2004	2003
Health care cost trend rate:		
Assumed for next year	**7.0%**	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2009**	2009
Participant contributions trend rates:		
Assumed for next year	**7.0%**	12.0%
Rate to which the contribution trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2009**	2009

The medical cost and participant contributions trend rate assumptions could have a significant effect on amounts reported. A change in the assumed trend rate of 1 percentage point would have the following effects (in thousands):

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total interest cost	$ 95	$ (81)
Effect on postretirement benefit obligation	1,760	(1,489)

The Company expects to contribute $1.5 million to the plans in 2005. The following reflects the estimated future benefit payments net of estimated participant contributions that are expected to be paid:

Year(s)	Amount
2005	$1,500
2006	1,471
2007	1,459
2008	1,445
2009	1,427
2010 – 2014	6,347

13. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, investments, receivables, accounts payable, borrowings and interest rate risk management contracts.

At December 31, 2004 and 2003, the fair values of cash and cash equivalents, receivables, accounts payable and short-term debt approximated carrying values because of the short-term nature of these instruments. The carrying values of investments and long-term debt approximate their fair value. There were no interest rate swaps outstanding at December 31, 2004. At December 31, 2003, the fair value of interest rate swaps was a liability of $0.4 million.

During 2002 and 2001, the Company entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively exchanging floating rate payments for fixed rate payments without the exchange of the underlying principal. The interest rate swaps were directly matched against U.S. dollar LIBOR contracts outstanding under the Company's Credit Facility and were reset quarterly. The differential between fixed and variable rates to be paid or received was accrued as interest rates changed in accordance with the agreements and was recognized over the life of the agreements as an adjustment to interest expense. The interest rate swaps matured in 2004. The amended Credit Facility matures in 2009. The Company will continue to evaluate the need to manage its exposure to interest rate movements and may enter into additional interest rate swap agreements from time to time.

At December 31, 2003, the notional principal amount of interest rate swaps outstanding was $59.0 million. The fair value of the swaps is reported on the balance sheet in other liabilities. The net change in fair value of the swaps at December 31, 2004 and 2003 is reported in other comprehensive income. The swaps are highly effective and no significant amounts for hedge ineffectiveness were reported in net income during 2004 and 2003.

14. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material effect on its financial statements.

Total rental expense was $16.9 million in 2004, $17.4 million in 2003 and $15.9 million in 2002. Minimum annual rental payments under noncancelable leases at December 31, 2004 are as follows (in thousands):

Year	Operating Leases
2005	$14,345
2006	11,780
2007	10,798
2008	10,595
2009	9,706
Thereafter	19,331
Total	$76,555

Minimum annual rental payments in the above table have not been reduced by minimum sublease rentals of $2.7 million.

The Company has contracts with certain customers that contain provisions that call for future payments to the customer. These payments are amortized as a reduction of sales over the life of the related contract and are generally refundable from the customer on a pro-rata basis if the contract is terminated. As of December 31, 2004, the Company's future cash obligations for these contracts are as follows (in thousands):

Year	Future Payments
2005	$22,326
2006	16,663
2007	16,103
2008	8,800
2009	8,000
Total	$71,892

The Company accrues for environmental remediation costs for work at locations where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information. At December 31, 2004 and 2003, the Company had $0.8 million and $0.4 million, respectively, included in other current liabilities for estimated environmental remediation costs. For the years ended December 2004 and 2003, results of operations included environmental remediation costs of $0.7 million and $0.2 million, respectively. No remediation costs were included in the results of operations in 2002. The Company currently shares remediation costs for a property it formerly owned in Tennessee and for a superfund cleanup site in New Jersey and, based on currently available information, does not believe additional accruals, if any, will be significant.

15. BUSINESS SEGMENTS

The Company operates its business in three segments. The Company has organized its business segments based on products, services and markets served. Each business segment has a division president who reports to the Company's Chief Executive Officer, the chief operating decision maker. The Printed Products segment ("Printed Products") includes checks, direct marketing activities and analytical services marketed primarily to financial institutions. The Software and Services segment ("Software & Services") is focused on the financial institution market and includes core processing applications and services for credit unions and community banks, lending and mortgage origination applications, mortgage servicing applications, branch automation applications and customer relationship management applications. The Scantron segment represents products and services sold by the Company's Scantron subsidiary including scanning equipment and software, scannable forms, survey solutions, curriculum planning software, testing and assessment tools, training and field maintenance services. Scantron sells these products and services to the education, commercial and financial institution markets.

The Company's operations are primarily in the United States and Puerto Rico. There were no significant intersegment sales. The Company does not have sales to any individual customer greater than 10% of total Company sales. Equity investments, as well as foreign assets and revenues, are not significant to the consolidated results of the Company. The Company's accounting policies for segments are the same as those described in Note 1.

Management evaluates segment performance based on segment income or loss before income taxes. Segment income or loss excludes interest income, interest expense and certain other non-operating gains and losses, all of which are considered Corporate items. The Company also considers stock-based compensation costs to be a Corporate item except for a grant made in 2004 to replace an incentive agreement (see Note 2). Certain incentive compensation costs in 2002 were reclassified from Corporate to the Printed Products and Software & Services segments to conform to the 2004 and 2003 classifications. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, investments and other assets not employed in production.

Summarized financial information for 2004, 2003 and 2002 is as follows (in thousands):

	Business Segment				
	Printed Products	Software & Services	Scantron	Corporate & Eliminations	Consolidated
2004					
Sales	**$488,688**	**$193,843**	**$116,643**	**$ (687)**	**$798,487**
Income (loss)	**66,016**[a]	**25,364**	**32,841**	**(36,319)**	**87,902**
Identifiable assets	**220,325**	**239,450**	**74,048**	**39,954**	**573,777**
Depreciation and other amortization	**55,084**	**11,679**	**4,288**	**728**	**71,779**
Capital expenditures	**23,634**	**2,070**	**3,205**	**34**	**28,943**
2003					
Sales	$498,257	$176,833	$113,236	$ (1,658)	$786,668
Income (loss)	69,282[a]	17,741	25,644	(25,898)	86,769
Identifiable assets	236,328	216,026	74,309	40,314	566,977
Depreciation and other amortization	46,250	11,789	4,050	1,094	63,183
Capital expenditures	20,802	3,758	3,353	159	28,072
2002					
Sales	$526,201	$135,568	$107,822	$ (1,784)	$767,807
Income (loss)	85,097	11,341	29,232	(40,415)	85,255
Identifiable assets	221,892	202,674	77,169	48,952	550,687
Depreciation and other amortization	41,671	9,522	2,844	2,588	56,625
Acquired in-process research and development charge	–	3,000	–	–	3,000
Capital expenditures	26,214	2,073	3,702	101	32,090

[a] Includes impairment charges of $10.3 million in 2004 (see Note 4), reorganization costs of $5.8 million (includes $2.4 million of impairment charges) and $6.9 million in 2004 and 2003, respectively, (see Note 5) and a $2.9 million favorable adjustment in the fourth quarter of 2004 as a result of a policy change for employees' paid time off.

16. SUBSEQUENT EVENT

On February 1, 2005, the Company announced plans to expand its outsourcing services with the signing of a definitive agreement to acquire Cincinnati-based Intrieve, Incorporated ("Intrieve"). The Company expects to consummate the acquisition in April 2005, subject to approval by Intrieve's shareholders and certain regulatory agencies. Intrieve is a provider of technology for financial institutions including service bureau operations that deliver core processing for thrifts and community banks, comprehensive item processing, and electronic banking and payments processing. In-house solutions include software for financial accounting and software that allows financial institutions to print their own laser checks and other MICR documents. Also included in the transaction is a data-center operation providing co-location, hosting, managed data services and hot-site back-up. The acquisition of Intrieve will represent an expansion of the Company's existing outsourced product and service offerings. Intrieve's core processing data-center, full service item processing facility and electronic banking and payment processing service will support Software & Services' strategy of offering clients integrated end-to-end solutions.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements included in this report were prepared by the Company in conformity with accounting principles generally accepted in the United States of America. Management's best estimates and judgments were used, where appropriate. Management is responsible for the integrity of the financial statements and for other financial information included in this report. The financial statements have been audited by the Company's independent registered public accounting firm, Deloitte & Touche LLP. As set forth in their report, their audits were conducted in accordance with auditing standards generally accepted in the United States of America and formed the basis for their opinion on the accompanying financial statements. They consider the Company's control structure and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the financial statements.

The Company maintains a control structure which is designed to provide reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. As a part of this process, the Company has an internal audit function which assists management in evaluating and monitoring the adequacy and effectiveness of the control structure.

The Audit Committee of the Board of Directors is composed of directors who are neither officers nor employees of the Company. The Audit Committee meets periodically with management, internal audit and the independent registered public accounting firm to discuss audit matters, the Company's control structure and financial reporting matters. Internal audit and the independent registered public accountants have full and free access to the Audit Committee.



Timothy C. Tuff
Chairman, President and Chief Executive Officer



Charles B. Carden
Senior Vice President and Chief Financial Officer
March 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of John H. Harland Company:

We have audited the accompanying consolidated balance sheets of John H. Harland Company and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of John H. Harland Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Deloitte & Touche LLP
Atlanta, Georgia
March 10, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control – Integrated Framework,* management concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

The Company excluded the internal controls of London Bridge Phoenix Software Inc. ("Phoenix System") from its assessment of internal controls. Phoenix System was acquired by the Company in November 2004 and constituted 5.6% of the Company's consolidated assets at December 31, 2004 and less than 1% of the Company's consolidated sales for the year then ended.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Timothy C. Tuff
Chairman, President and Chief Executive Officer



Charles B. Carden
Senior Vice President and Chief Financial Officer
March 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of John H. Harland Company:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that John H. Harland Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at London Bridge Phoenix Software Inc. ("Phoenix System"), which was acquired in November 2004 and whose financial statements reflect total assets and sales constituting 5.6 percent and less than 1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at Phoenix System. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 10, 2005 expressed an unqualified opinion on those financial statements.



Deloitte & Touche LLP
Atlanta, Georgia
March 10, 2005

SELECTED QUARTERLY FINANCIAL DATA, DIVIDENDS PAID AND STOCK PRICE RANGE

Quarter Ended:	March 26	June 25	September 24	December 31
(In thousands except per share amounts)				
2004[a][b]:				
Sales	**$190,576**	**$192,979**	**$195,975**	**$218,957**
Gross profit	**88,450**	**92,209**	**97,581**	**112,743**
Net income	**13,053**	**8,863**	**12,093[c]**	**21,106[d]**
Per common share:				
Basic earnings	**0.48**	**0.32**	**0.44**	**0.78**
Diluted earnings	**0.46**	**0.31**	**0.43**	**0.75**
Dividends paid	**0.10**	**0.10**	**0.125**	**0.125**
Stock market price:				
High	**31.85**	**32.50**	**30.52**	**36.41**
Low	**27.31**	**28.00**	**26.91**	**29.34**

Quarter Ended:	March 28	June 27	September 26	December 31
2003[a]:				
Sales	$193,425	$192,428	$192,494	$208,321
Gross profit	93,832	93,501	94,317	100,198
Net income	13,179	11,250	14,695	16,842[b][e]
Per common share:				
Basic earnings	0.47	0.41	0.53	0.61
Diluted earnings	0.46	0.40	0.52	0.59
Dividends paid	0.075	0.075	0.10	0.10
Stock market price:				
High	24.65	26.59	27.92	29.04
Low	20.25	23.00	24.45	25.79

(a) In 2004 and 2003, the Company acquired certain businesses (see Note 2 to the Consolidated Financial Statements).

(b) At the end of the third quarter of 2003, the Printed Products segment initiated a reorganization that was completed in 2004 and incurred certain expenses, gains and charges during the fourth quarter of 2003 and during 2004 related to the reorganization (see Notes 4, 5 and 6 to the Consolidated Financial Statements).

(c) The third quarter of 2004 includes an impairment charge of $4.9 million after income taxes to write-off a portion of certain new customer care systems.

(d) The fourth quarter of 2004 includes a favorable adjustment of $1.8 million after income taxes as a result of a policy change for employees paid time off.

(e) The fourth quarter of 2003 includes a gain on the sale of investments of $2.7 million after income taxes (see Note 1 to the Consolidated Financial Statements).

SELECTED FINANCIAL DATA

Year Ended December 31:	2004	2003	2002	2001	2000
Sales	**$798,487**	$786,668	$767,807	$743,203	$720,677
Net income	**55,115**	55,966	52,432	38,974	28,697
Total assets	**573,777**	566,977	550,687	472,246	528,548
Long-term debt	**101,300**	127,059	144,106	124,118	191,617
Per common share:					
Basic earnings	**2.02**	2.02	1.80	1.34	1.01
Diluted earnings	**1.96**	1.97	1.73	1.31	1.00
Cash dividends	**0.45**	0.35	0.30	0.30	0.30
Average number of shares outstanding:					
Basic	**27,269**	27,740	29,121	29,073	28,469
Diluted	**28,084**	28,411	30,244	29,984	28,832

See Note 1 to the Consolidated Financial Statements regarding an investment write-down in 2002, Note 2 to the Consolidated Financial Statements regarding acquisitions in 2004, 2003 and 2002 and Note 5 to the Consolidated Financial Statements regarding reorganization charges in 2004 and 2003.

Earnings per share are calculated based on the weighted average number of shares outstanding during the applicable period.

The Company's common stock (symbol: JH) is listed on the New York Stock Exchange. At December 31, 2004 there were 3,223 shareholders of record.

BOARD OF DIRECTORS

William S. Antle III
Non-Management Chairman
Linc.net, Inc. (2000)

Robert J. Clanin
Retired Senior Vice President,
Treasurer and Chief Financial Officer
United Parcel Service, Inc. (2003)

John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation (2000)

Richard K. Lochridge
President
Lochridge & Company, Inc. (1999)

John J. McMahon, Jr.
Chairman of the Executive Committee, McWane, Inc.
and Chairman, Ligon Industries, LLC (1988)

G. Harold Northrop
Vice Chairman of the Board and
Retired President and Chief Executive Officer
Callaway Gardens (1984)

Larry L. Prince
Chairman
Genuine Parts Company (1990)

Eileen M. Rudden
Vice President and General Manager
Enterprise Communications Application Division
Avaya, Inc. (1999)

Jesse J. Spikes
Partner
McKenna, Long & Aldridge LLP (2001)

Timothy C. Tuff
Chairman, President and Chief Executive Officer
John H. Harland Company (1998)

(year first elected to board in parentheses)

SENIOR MANAGEMENT

Timothy C. Tuff
Chairman, President and Chief Executive Officer

Arlene S. Bates
Senior Vice President
Human Resources

Charles B. Carden
Senior Vice President and Chief Financial Officer

John C. Walters
Senior Vice President, General Counsel and Secretary

John T. Heald, Jr.
President
Harland Printed Products

Thomas R. Hoag
President
Scantron Corporation

John E. O'Malley
President
Harland Financial Solutions, Inc.

Henry R. Bond
Vice President and Treasurer

Sarah K. Bowen
Vice President and Assistant General Counsel

William M. Dollar
Vice President
Internal Audit

J. Denise Hall
Vice President
Organizational Development

Donna L. Raines
Vice President
Corporate Tax

J. Michael Riley
Vice President and Controller

Michael L. Smith
Vice President
Compensation and Benefits

Corporate Office
2939 Miller Road
Decatur, Georgia 30035
770-981-9460

Investor Relations
John H. Harland Company
Investor Relations
PO Box 105250
Atlanta, Georgia 30348
770-593-5128
770-593-5367
E-mail: invest@harland.net

Web sites
www.harland.net
www.harlandfinancialsolutions.com
www.scantron.com

Stock Exchange
New York Stock Exchange
Trading Symbol: JH

Transfer Agent
Wachovia Bank, N.A.
1525 West W.T. Harris Blvd., 3C3
Charlotte, North Carolina 28288-1153
1-800-829-8432

Auditors
Deloitte & Touche LLP
Atlanta, Georgia

Legal Counsel
King & Spalding
Atlanta, Georgia

Annual Meeting
The annual meeting of shareholders will be held on Thursday, April 21, 2005 at 10:00 a.m. at Harland's corporate office, 2939 Miller Road, Decatur, Georgia.

10-K Report
Harland's annual report on Form 10-K, together with the financial statements and the notes thereto, is filed with the Securities and Exchange Commission. Copies may be obtained without charge by contacting Harland's Investor Relations Department. They are also available on the company's Web site at www.harland.net.

Dividends
Cash dividends on Harland common stock are paid quarterly.

Direct Purchase and Dividend Reinvestment
Individuals may purchase initial shares of stock directly through the company's transfer agent. They may also increase their holdings through automatic reinvestment of cash dividends, automatic electronic debits or optional cash payment. Contact the transfer agent or Harland's Investor Relations department for more information.

Cautionary Statement
This annual report contains statements which may constitute "forward-looking statements." These statements include statements regarding the intent, belief or current expectations of John H. Harland Company and members of its management, as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements. Reference is made to the Risk Factors and Cautionary Statements in Harland's Form 10-K and Form 10-Q filed under the Securities Exchange Act of 1934.

Distribution List
Harland maintains a distribution list for individuals interested in receiving financial press releases and/or Securities and Exchange Commission filings about the company. Individuals wishing to receive information electronically may sign up by visiting the Investor Relations section of the Harland Web site at www.harland.net and selecting "E-mail alerts." Individuals wishing to receive information via regular mail should call 770-593-5128 within the state of Georgia and 1-800-723-3690 ext. 5128 elsewhere.

Other Information
Harland's Chief Executive Officer and Chief Financial Officer have filed with the Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's 2004 Form 10-K. In addition, on April 26, 2004 the Company's Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards. The foregoing certification was unqualified.

HARLAND

John H. Harland Company
PO Box 105250
Atlanta, GA 30348

www.harland.net

© Harland 2005